Post Qualification Amendment No. 1

File No. 024-11170

Post-Qualification Amendment to

Offering Circular dated November 6, 2020

CITYZENITH HOLDINGS INC.

2506 NORTH CLARK ST. #235

CHICAGO, IL 60614, USA

(312) 282-2900

www.cityzenith.com

This Post-Qualification Amendment No. 1 (this “Amendment”) amends and supplements the information contained in the offering statement on Form 1-A/A of Cityzenith Holdings, Inc., a Delaware corporation (the “Company”), dated June 19, 2020 (the “Offering Circular”) and the Supplement No.1 dated June 25, 2020 (“Supplement No.1”), the Supplement No. 2 filed June 26, 2020 (“Supplement No.2”) and the Supplement No. 3 dated August 27, 2020 (“Supplement No.3,”, and together with Supplement No. 1 and Supplement No. 2, the “Supplements”), relating to the Company’s public offering under Regulation A under Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 21,304,3482 shares of common stock (“Offered Shares”) at an offering price of $1.15 per share for gross proceeds to the Company of up to $20,000,000 on a “best efforts” basis and 7,000,000 shares of common stock and shares of common stock underlying warrants and options (“Resell Shares”) on behalf of selling shareholders (“Selling Shareholders”).  This Amendment should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular and the Supplements except to the extent that the information contained herein amends, supplements, supersedes and replaces the information contained in the Offering Circular and the Supplements.

This Amendment is being filed in connection with the termination of StartEngine Primary, LLC, a broker dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”) as the Company’s broker-dealer and the engagement of Rialto Markets LLC (“Rialto”), a broker-dealer registered with the SEC and a member of FINRA as the Company’s primary broker-dealer.   Rialto shall hereafter be referred to as an underwriter and placement agent.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Amendment is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amendment to the Offering Circular is November 6, 2020.

2 Includes 17,391,304 shares offered at $1.15 per share, up to 2,608,696 Bonus Shares offered to certain investors and an additional 869,565 shares offered as Incentive Shares to certain investors.

UP TO 28,304,348 SHARES OF COMMON STOCK

Cityzenith Holdings Inc., a Delaware corporation (the “Company”) is offering 21,304,348 shares of our Common Stock (the “Shares”) at $1.153 per share (the “Offering”). We are also offering up to 7,000,000 shares of common stock and shares of common stock underlying warrants and options on behalf of the selling shareholders.  The target offering is $20,000,0004 (the “Target Offering”); provided, however, the Company may elect to take such lesser amounts in its sole discretion. The 21,304,348 shares include up to 2,608,696 common shares issued as bonus shares (“Bonus Shares”) issued pursuant to the bonus program (“Bonus Program”) based upon investment level and 1,304,348 incentive shares (“Incentive Shares”) offered to purchasers participating in the incentive purchase program (“Incentive Purchase Program”) and prior investors who purchased $5,000 or more shares prior to the commencement of the Incentive Purchase Program.  Investors participating in the Bonus Program may receive an effective discount of up to $0.15 per share or 13% and investors participating in the Incentive Purchase Program may receive an effective discount of $0.575 per share or 50%.  Investors participating in both the Bonus Program and the Incentive Purchase Program are entitled to cumulative discounts on these shares purchased pursuant to both programs of up to $0.7245 per share of 63%.  See “Plan of Distribution and Selling Shareholders.”  Expenses of the Offering are estimated to be $100,000.  All of the Shares qualified for sale by us and the selling shareholders will be sold at a fixed price.

This is our Offering, and no public market currently exists for our Shares. The Offering price may not reflect the market price of our Shares after the Offering. The Company has set a minimum investment requirement of $500 but may accept subscriptions for less at the discretion of our CEO. Purchasers of our Shares qualified hereunder may be unable to sell their securities until such time as a public market for our securities develops. As a result, you may find it more difficult to dispose of, or obtain accurate quotes of our common stock. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

This offering is being conducted on a “best efforts” basis pursuant to Regulation A under Section 3(b) of the Securities Act for Tier 2 offerings.   The Company has engaged Prime Trust, LLC as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors until requested by the Company.  We will hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors. There is no minimum offering amount and the Company anticipates undertaking closings on a rolling basis without qualifications for such closings.  Investors will not be entitled to receive a return of funds held in escrow and the Company may direct a closing regardless of the amount which is being held in escrow at such time. After each such closing, funds tendered by investors will be available to the Company. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) thirty six months from the date upon which the Securities and Exchange Commission qualifies the Offering Statement of which this Offering Circular forms a part, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion.

We will not receive any of the proceeds from the sale of shares by the selling shareholders. Resale shares may be sold to or through underwriters or dealers, directly to purchasers or through agents designated from time to time by the selling shareholders. For additional information regarding the methods of sale, you should refer to the section entitled “Plan of Distribution and Selling Shareholders” in this offering.

We have engaged Rialto Markets, LLC (“Rialto”), a broker-dealer registered with the SEC and a member of FINRA, as the dealer manager.  We refer to Rialto as the underwriter and placement agent.  Up to the date of this Supplement No.4, StartEngine Primary, LLC (“StartEngine”) has been the underwriter for this Offering, however after the filing of this Supplement No.4, StartEngine will be terminated effective October 12, 2020 and Rialto will serve as underwriter and placement agent for this Offering. Rialto is selling our shares in this Offering on a best efforts basis and are not required to sell any specific number or dollar amount of shares offered by this offering circular, but will use its best efforts to sell such shares. Rialto will receive a fee of 1% of the securities sold through its platform (“Rialto Platform”) without any direct selling efforts by Rialto or a fee of 6% of the securities sold through the Rialto Platform where direct selling efforts are made by Rialto.  StartEngine received compensation for sales of the shares offered through its platform located at www.startengine.com (“StartEngine Platform”) at a fixed commission rate of

3 Does not include a 3.5% Investor Fee payable by to StartEngine Primary, LLC for sales which took place through the StartEngine Platform.

4 Does not include $3,124 Investor Fee paid by investors who purchased through the StartEngine Platform to StartEngine.

3.5% per share and an Investor Fee payable by the investors in the amount of 3.5% per share.  Prior to the date of this Supplement, the Company sold 471,206 shares through the StartEngine Platform and the total compensation paid to StartEngine was $34,167.36 in sales commissions and $3,124.64 in Investor Fees.

To public in this offering:	Number of Shares of Common Stock		Price to public		Underwriting discount and commissions(3)(4)	Proceeds to issuer(3)(4)
Per share	n/a		$1.15	(2)	$$0.01-$0.07	$1.14-1.08
Total maximum	21,304,348	(1)	$20,000,000	(2)	$1,201,654	$18,798,346

To placement agent:	Number of Shares of Common Stock		Price to public		Underwriting discount and commissions		Proceeds to issuer
Placement agent warrants	[5]	)	$	n/a	$	n/a	$	n/a
Shares of common stock underlying warrants	(5)		$	n/a	$	n/a	$	n/a

(1) (2) (3)

The target offering is 21,304,348 shares at $1.15 per share for $20,000,000.  This includes up to 2,608,696 common shares issued as bonus shares to investors as perks based upon investment level and up to 1,304,348 shares issued as Incentive Shares.  The additional 2,608,696 Bonus Shares represent an effective discount of $0.15 per share or 13% and the additional Incentive Shares represent an effective discount of $0.575 per share or 50%.  Investors participating in both the Bonus Program and the Incentive Purchase Program are entitled to cumulative discounts on these shares purchased pursuant to both programs of up to $0.7245 per share of 63%.  See “Plan of Distribution and Selling Shareholders.”

The per share price does not include an Investor Fee equal to 3.5% or 0.04025 per share payable to StartEngine by some investors who invested through to StartEngine Platform, which results in an effective price to investors investing through the StartEngine Platform of $1.19025.  As of the date of this Supplement, investors purchasing 78,144 shares paid Investor Fees in the total amount of $3,124.64.

These amounts are based upon commissions paid to StartEngine in the amount of $34,167 related to the sale of 471,206 shares sold through the StartEngine Platform and commissions payable to Rialto in the maximum amount of 6% ($1,167,487) payable by the Company for the sale of up to 16,920,098 shares transacted through the Rialto Platform. With regards to the Shares that were sold through the StartEngine Platform, StartEngine was entitled to receive a commission equal to 3.5% of the sales proceeds and an Investor Fee of 3.5% payable by each investor investing through the StartEngine Platform.  As of the date of this Supplement, investors who purchased through StartEngine purchased 471,206 Shares and paid $34,167.36 in commissions and $3,124.64 in Investor Fees to StartEngine. See “Plan of Distribution and Selling Shareholders” for details of the compensation payable to the placement agents.

(4)

We estimate the total expenses of this offering, excluding the placement agent commissions, will be approximately $100,000. Because this is a best-efforts offering, the actual public offering amount, placement agent commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.

(5)

In addition to the discounts and commissions included in the above table, we have agreed to issue StartEngine at each closing a warrant to purchase a number of shares of Common Stock equal to 5% of the total of the total number of shares sold through the StartEngine Platform in such closing. The StartEngine warrants will have a five-year term, will be exercisable at a price equal to $1.15, which is 100% of the of the public offering price less the Investor Fee, and will contain a standard cashless exercise provision. The StartEngine warrants are not being qualified under the offering statement of which this offering circular is a part.  No warrants are being paid to Rialto.

SHARES OFFERED BY SELLING SHAREHOLDERS(1)	PRICE TO PUBLIC (2)	PLACEMENT AGENT COMMISSIONS(3)	PROCEEDS TO THE SELLING SHAREHOLDERS
Per Share	$ 1.15	1.0%	$1.14
Minimum Purchase	None	Not Applicable	Not Applicable
Total (7,000,000 Shares)	$8,331,750	$83,317.50	$8,248,432.50(4)
(1) (2) (3) (4)

The selling shareholders are offering up to 7,000,000 shares of Common Stock, which includes up to 1,416,180 warrants to purchase common shares at a strike price of $1.00 or $1.6181 per share and up to 1,489,136 options exercisable at between $1.00 and $1.6181 per share, which shall be offered only after the Company has raised $10 million in gross proceeds in this Offering.

Offering price of $1.15 and a maximum number of shares offered in this offering of 7,000,000 shares will provide an estimated maximum aggregate offering of $8,050,000 to be paid to the Selling Shareholders listed in this Offering Circular, less placement agent commissions of $281,750.

These amounts are based upon commissions payable to Rialto in the amount of 1% payable by the Company for sales transacted through the Rialto Platform.  No direct selling efforts will be made by Rialto with respect to the shares offered by the Selling Shareholders.

Presumes sale of all 7,000,000 shares by selling shareholders.

Prior to this offering, there has been no public market for our Common Stock or Preferred Stock. We may apply for the listing of our Common Stock on a national exchange (i.e., NYSE or NASDAQ) or for the quotation of our Common Stock on the OTCQB or OTCQX market maintained by OTC Markets Group Inc. after this offering is successfully concluded, subject to certain considerations, including, without limitation, the size and timing of the completion of this offering, and whether we accomplish certain commercialization milestones.  In order to qualify for listing on NASDAQ, the Company would have to meet certain requirements, including having a shareholder equity of at least $2,000,000, at least 100,000 shares of public float, a minimum of 300 shareholders, total assets of $4,000,000, $3 minimum bid price of the company stock and a public float market value of $1,000,000.  Listing on the OTCQX requires the Company, among other things, to (a) have $2,000,000 in total assets of as of the most recent annual or quarter end; (b) to have at least one of the following as of the most recent fiscal year end: (i) $2 million in revenues; (ii) $1 million in net tangible assets; (iii) $500,000 in net income; or (iv) $5 million in market value of publicly traded securities; and (c) to have a bid price of $5 or more, or have net tangible assets of $2 million if the Company has been in continuous operation for at least three years, or $5,000,000 if the Company has been in continuous operation for less than three years which qualification can be satisfied as of the end of a fiscal period or as a result of an interim capital raise, or have average revenue of at least $6,000,000 for the last three years.  OTCQX also requires the Company to have at least 50 beneficial shareholders each owning at least 100 shares, be in good standing in its state of incorporation and not be a blank check or shell company.  There is no guarantee that the Company will qualify for listing upon any exchange or market.  Failure by the Company to qualify for one of these exchanges or markets would substantially decrease the liquidity of the Shares.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 for a discussion of certain risks that you should consider in connection with an investment in our securities.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE

OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR APPLICABLE STATE SECURITIES LAWS, AND THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering is inherently risky. See “Risk Factors” below on page 6.

Sales of these securities commenced on qualification from the SEC, which was on June 19, 2020.  Sales of these securities under the terms set forth in this Post Qualification Amendment shall commence upon qualification of this Amendment.

The Company is following the “Offering Circular” format of disclosure set forth under Part II of the Offering Statement on Form 1-A of Regulation A.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, THE COMPANY’S MANAGEMENT. WHEN USED IN THIS OFFERING CIRCULAR, AND IN ANY RELATED OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

CITYZENITH HOLDINGS

OFFERING CIRCULAR

TABLE OF CONTENTS

SUMMARY2

THE OFFERING4

RISK FACTORS6

DILUTION16

SELLING SHAREHOLDERS19

USE OF PROCEEDS TO ISSUER25

CAPITALIZATION26

DIVIDEND POLICY27

DESCRIPTION OF BUSINESS27

DESCRIPTION OF PROPERTY35

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS35

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES43

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS45

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS47

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS49

SECURITIES BEING OFFERED51

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS52

INDEX TO FINANCIAL STATEMENTS58

Part III – Exhibits58

In this Offering Circular, the terms “we”, “our”, “us”, “Cityzenith”, or the “Company” refers to Cityzenith Holdings Inc.

CITYZENITH HOLDINGS

OFFERING CIRCULAR

SUMMARY

Overview

Cityzenith Holdings Inc. (“Cityzenith” or the “Company”) is pioneering the Digital Twin trend in the global building industry. Digital Twins are 3D virtual replicas of buildings, infrastructure, and other physical assets connected to the data in, and around them. Digital Twins are used primarily to optimize performance, and predict and visualize future outcomes across functional areas such as operations, maintenance, energy consumption, space utilization, traffic management, and public safety. Until now, the issue most responsible for blocking widespread adoption of Digital Twins is that no single software platform existed that met the needs of those charged with managing today’s complex, large-scale, building projects. Industry professionals often struggle with interacting with as many as 15-20 “expert” 3D authoring tools that don’t necessarily interoperate well with each other. With the Smart World Pro™ platform (the “Smart World Platform”), Cityzenith has designed a tool with the end customer in mind, providing advanced, expert-level information and functionality to a level-one user. This revolutionizes the way real estate professionals can now access and use information that leads to better decisions.

Market Opportunity

The Digital Twin market is estimated to grow from USD 3.8 billion in 2019 to USD 24.69 billion by 2024, at a compound annual growth rate of 37.8%. Factors driving the demand for digital twin include the growing adoption of emerging technologies such as IoT and cloud for the implementation of digital twins and promising prospect of digital twins in industries such as healthcare, aerospace and defense, and automotive and transportation.5

We plan to disrupt the Digital Twin market through consolidation of software tools, more analytical capability and more data storage leading to a reduction in project man-hours. In 2019, the Digital Twin market was valued at USD 3.8 billion in 2019 and is anticipated to reach $24.69 billion by 2024.  The Company is targeting approximately 4% market penetration by the end of the year 2024, however, this is based upon the projections and opinions of management and there is no assurance the Company will achieve this degree of market penetration.  Continual growth of the Company is based upon anticipated increased adoption of the technology and projected market acceptance of our products.  The Company launched its Digital Twin product in late 2018, and in 2019 saw increased market acceptance. In late 2019, the Company signed a letter of intent with a major Florida-based developer for $1,000,000 to provide services and solutions to major projects in the year 2020.  Additional contracts evidence the continued adoption of the Company’s products and services, the ability to secure and deliver larger contracts, and general increased acceptance of the digital twin market. Moreover, the Company believes that the current COVID-19 pandemic, while certain to slow most business activity for the foreseeable future in varying degrees throughout the world based upon location, may actually accelerate the general adoption of Digital Twin technologies at scale across multiple sectors as remote working, development and planning becomes more globally accepted and as world economies emerge from the financial effects of the pandemic.  Although the Company’s revenue decreased in 2019 as compared to 2018 from $182,632 to $152,018, the Company anticipates that revenue in the fiscal year 2020 will grow and will continue to grow.  This is based upon a tripling of new contracts in 2019 and a growing market acceptance of our products, increased brand and product recognition and expanded marketing efforts.  There is no assurance that the Company or its products will be accepted as anticipated or that the Company will gain market share as targeted.

5 (Market Research Report, https://www.marketsandmarkets.com/Market-Reports/digital-twin-market-225269522.html?gclid=EAIaIQobChMIn7KP-OrJ6AIVe_fjBx3_UQ6PEAAYAiAAEgJwPvD_BwE ).

Our Products.

Our primary product is our Smart World ProTM Platform, a Digital Twin solution that allows users to easily aggregate, visualize and analyze data in a single 3D dashboard.  Other products and services include our Mapalyze application and TwinUp.

Benefits of the Smart World Platform

Architects, planners, property owners, and governments use dozens of disconnected software tools to manage their development projects. Cityzenith created Smart World Pro™ to help solve this problem. Moving to Smart World Pro™ will increase efficiency and data use in less time and with less money. Architecture, engineering and construction (“AECO”) customers using the Smart World Protm will ideally: (a) spend money on design, not administration; (b) spend less money on software and add-ons; (c) have a new ecosystem of analytics, and (d) have abundant content with vast amounts of urban data and content.

Building owners and infrastructure developers can use Smart World ProTM to (a) visualize their property and portfolio information in a single “pane-of-glass” or dashboard, (b) create efficiencies and remove redundancies between legacy building systems, and (c) provide a Digital Twin, as a software service offering to tenants and other clients to help improve energy and operational efficiency.

Competition

The primary competitors for the Company in the Digital Twin market include Bentley, AutoDesk, Esri, Helix, Urbanetic, Dassault Systemes and Willow.  General Electric, IBM Corporation, Microsoft Corporation, Oracle Corporation, PTC, Inc., and ANSYS, Inc. also provide digital twin solutions in the U.S., but do not compete directly with the Company, as their solutions focus primarily on the manufacturing sector, whereas Cityzenith solutions are focused on the building and infrastructure sectors.

Our Sales and Marketing Strategy

Based on market research and sales in 2019, we believe that our best near-term market for our Smart World ProTM Platform in the US will be through targeting industry-leading, enterprise organizations, having recognized a need for large-scale 3d Digital Twin technology in identified industry segments and promoting Smart World ProTM as the leading Digital Twin solution for unlocking the long-term value of smart building techology.  Primary target sectors include AECO (architecture, engineering, and construction), campus operators, property management firms, smart building owners, REITs, and megaprojects. These segments include local governments building “Smart Cities”, commercial real estate firms such as CBRE, and institutional campuses.  We also plan to leverage existing customer bases and active leads.

Summary of Risks Affecting Us

We are subject to a number of risks, which are set out in more detail in “Risk Factors”. Risks include the following:

•We have a limited operating history upon which you can evaluate our performance.

•We may not be able to successfully implement growth.

•The services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

•We depend on a small management team.

•A failure, disruption, cyberattack, or other breach in the security of an information technology system or infrastructure that the Company utilizes could adversely affect its business, reputation and costs

•Traditional bank finance may not be available in the near term.

•There is no current market for any shares of the Company’s Common Stock.

THE OFFERING

Securities being offered:	Up to 21,304,348[6] shares of Common Stock for total gross proceeds of up to $20,000,000[7] on a best-efforts basis.

Securities being offered by the Selling shareholders	7,000,000 shares of common stock, at a fixed price of $1.15 offered by selling shareholder in a resale offering. This fixed price applies at all times for the duration of the offering.

Offering price per share:	$1.15[8] per share.

Minimum subscription:	The minimum subscription amount is $500.

Common Stock outstanding before the offering:	14,191,546[9] common shares.

Preferred Stock outstanding before the offering:	618,008 preferred shares.

Common Stock outstanding after the offering:	35,495,894[10] shares of Common Stock.

Convertible Securities:

In addition to the shares of Common Stock and Preferred Stock, the Company also has 1,091,392 shares reserved for issuance upon the conversion of $1,070,000 in CrowdSafe Notes, warrants to purchase 4,172,906 shares, Dreamit Convertible Securities of 50,000 shares, 511,093 shares issued upon conversion of debt instruments and options to purchase 3,809,037 shares.

Placement agents:

We have engaged Rialto Markets LLC to serve as our lead placement agent to assist in the placement of our securities on a best-efforts basis. We previously engaged StartEngine Primary, LLC but have elected to terminate this relationship.  See “Plan of Distribution.”

6 Includes up to 2,608,696 Bonus Shares available to investors as perks based upon investment level.  These Bonus Shares will be paid for by the Company in the form of a discount and no consideration is given to participate in this program.  Also includes up to 1,304,348 Incentive Shares for which no consideration is given to participate in this program.

7 Does not include additional investor fee of $3,124.64 payable to StartEngine Primary, LLC for shares sold through the StartEngine Platform.  This amount is less the $34,167.36 in commissions payable to StartEngine Primary, LLC for shares sold through the StartEngine Platform and up to $1,167,487 to Rialto Markets, LLC for direct sales sold through the Rialto Platform.  Rialto Markets will be entitled to receive 1% of the proceeds related to sales of Shares not the resolute of directed selling efforts by Rialto Markets.

8 Does not include an Investor Fee payable by the investor to StartEngine of 3.5% ($0.04025) per share for shares sold through StartEngine Platform.

9 The number of shares of Common Stock outstanding does not give effect to 4,387,877 shares of our Common Stock issuable upon the exercise of outstanding stock options, 4,172,906 shares of our Common Stock issuable upon the exercise of outstanding warrants outstanding, 50,000 shares issued upon conversion of Dreamit Securities Warrants, 511,093 shares issued upon conversion of debt and 1,091,392 shares issuable upon conversion of $1,070,000 in CrowdSafe investment instruments, which are convertible, at the election of the Company, into shares of CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the first equity financing of $1,000,000 or more following the issuance of the CrowdSafe instruments.

Restrictions on investment amount:

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Termination of the offering:

The offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is three years after this offering has been qualified by the SEC or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Proposed listing:

Prior to this offering, there has been no public market for our Common Stock. We may apply for the listing of our Common Stock on a national exchange (i.e., NYSE or NASDAQ) or for the quotation of our Common Stock on the OTCQB or OTCQX market maintained by OTC Markets Group Inc. after this offering is successfully concluded, subject to certain considerations, including, without limitation, the size and timing of the completion of this offering, and whether we accomplish certain commercialization milestones.

Use of proceeds:

We intend to use the net proceeds of this offering for sales and marketing, research and development, intellectual property development and protection and working capital and other general corporate purposes. We may also use a portion of the proceeds to repurchase up to 618,808 shares of Series A Preferred Stock from one or more shareholders.  Pending such uses, we will invest the proceeds of the offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States. See “Use of Proceeds” section for details.

Risk factors:

Investing in our securities involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and financial condition. We are subject to all of the same risks impacting small, early stage businesses, including risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest in our Company.

General Risks Related to Current Market Conditions.

The Current Coronavirus Pandemic May Adversely Affect the Global Economy and the Company’s Operations

As has been widely reported, the emergence of a novel coronavirus (SARS-CoV-2) and a related respiratory disease (COVID-19) in China resulted in the spread to additional countries throughout the world, including the United States, leading to a global pandemic.

The COVID-19 pandemic has led to severe disruptions and volatility in the global supply chain, market and economies, and those disruptions have since intensified and will likely continue for some time.  Concern about the potential effects of COVID-19 and the effectiveness of measures being put in place by global governmental bodies at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools and retail establishments, among others) to contain or mitigate the spread of COVID-19 have adversely affected economic conditions and markets globally, and have led to significant, sustained and unprecedented volatility in the financial markets.  Measures implemented in the United States to limit the spread of COVID-19, such as quarantines, event cancellations and social distancing, will significantly limit economic activity.  There can be no assurance that such measures or other additional measures implemented from time to time will be successful in limiting the spread of the virus and what effect those measures will have on the economy generally or on the Company.

There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the negative near-term and potentially longer-term impact of the COVID-19 pandemic on employment, real estate development, construction and the global economy more generally.

Many businesses have moved to a remote working environment, temporarily suspended operations, laid-off or furloughed a significant percentage of their workforce or shut down completely.  Other businesses have transitioned or may in the future transition all or a substantial portion of their operations to remote working environments (as a result of state or local requirements or otherwise in response to the COVID-19 pandemic). Although the Company had already implemented a remote work environment, there is no assurance that the continued remote working environment will not have a material adverse impact on the Company or its customers, which may adversely impact the Company and its operations.

Turbulence in the Financial Markets, the Mortgage Market and the Economy May Adversely Affect the Performance and/or Market Value of the Company and the Shares

Continued concerns about the effects of the spread of SARS-CoV-2 and the stability of the real estate development and construction estate markets in the United States and economic conditions in the United States, Europe and the Asia-Pacific region generally have contributed to increased market volatility and diminished growth expectations for the U.S. economy.  Although the U.S. economy emerged from recession previously, other, possibly more severe, recessions and/or economic bubbles (and subsequent market devaluation) may ensue as a result of the COVID-19 pandemic or due to some other cause.

Particular uncertainty persists regarding the prospects for growth in the U.S. economy, and a number of factors have contributed to this uncertainty, including the coronavirus pandemic, increased unemployment, rising government debt levels, prospective Federal Reserve policy shifts, changing U.S. consumer spending patterns, recently adopted and pending regulations (including with respect to asset-backed securitization), political instability and changing expectations for inflation and deflation.  Income growth and employment prospects affect mortgagors’ ability to repay mortgage loans, and there is risk that economic activity could be weaker than anticipated.  Furthermore, several state and local governments in the United States are experiencing, and may continue to experience, severe budgetary strain.  Any or all of the circumstances described above may lead to further volatility in or disruption of the economies, markets and industries, including the industry in which the Company operates.  Moreover, other types of events may affect financial markets, such as war, revolt, insurrection, armed conflict, terrorism, political crisis, natural disasters, pandemics, such as coronavirus, and man-made disasters.

Risks Related to the Company’s Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company’s current business plan.

In order to achieve the Company’s near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it’s financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company’s financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company’s results of operations.

The services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers’ existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business operations.

Hacking, interruptions, disruption, cyberattack, or other breach in the security of an information technology system or infrastructure that the Company utilizes could adversely affect our business and reputation and increase our costs.

The Company’s information systems store and process confidential user, employee, and other sensitive personal and business data, and therefore maintaining the Company’s network security is of critical importance. The Company uses third-party technology and systems for a variety of information systems operations, including encryption and authentication technology, employee email, domain name registration, content delivery to customers, back-office support, and other functions. The Company’s systems, and those of third parties upon which its business relies, may be vulnerable to interruption or damage that could result from natural disasters, fires, power outages, acts of terrorism or other similar events, or from deliberate attacks such as computer hacking, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing.

Such an event could result in a disruption of the Company’s services or improper disclosure of personal data or confidential information, which could harm the Company’s reputation, require it to expend resources to remedy such a security breach or defend against further attacks, divert management’s attention and resources, or subject the Company to liability under laws that protect personal data, resulting in increased operating costs or loss of revenue.

The Company has implemented controls and taken other preventative measures designed to strengthen its systems against disruptions and attacks, including measures designed to reduce the impact of a security breach at its third-party vendors. Although the costs of the controls and other measures the Company has taken to date have not had a material effect on its financial condition, results of operations, or liquidity, there can be no assurance as to the cost of additional controls and measures that the Company may conclude are necessary in the future.

Interruptions or delays in services from the Company’s third-party data center hosting facilities or cloud computing platform providers could impair the delivery of our services and harm the Company’s business.

currently serves its customers from third-party data center hosting facilities and cloud computing platform providers located in the United States and other countries. Any damage to, or failure of, these systems generally could result in interruptions in the Company’s services. Interruptions in the Company’s services could cause the Company to issue credits or pay penalties, cause customers to terminate their use of the Company’s services, and/or adversely affect the Company’s attrition rates and its ability to attract new customers, all of which would reduce the Company’s revenue. The Company’s business would also be harmed if its customers and potential customers believe the Company’s services are unreliable.

The Company’s success depends on its ability to respond and adapt to changes in technology and consumer behavior.

Changes in technology and consumer behavior pose a number of challenges that could adversely affect the Company’s business. For example, among others:

•The Company may be unable to expand the use of its services to other platforms that its users may find more appropriate;

•There may be changes in client sentiment about the quality or usefulness of the Company’s services; and

•Newer products may lead to pricing restrictions and a reduction of distribution control by the Company.

Responding to these challenges may require significant investment. There can be no assurance that the Company will be able to raise the funds necessary to make these investments on commercially reasonable terms or at all.

Potential for new or existing services could be eroded by competition.

Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include, but are not limited to: changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; and reduced margins caused by competitive pressures. These conditions could have a material adverse effect upon the Company’s business, operating results, and financial condition.

Defects or disruptions in the Company’s services could diminish demand for the Company’s services and/or subject the Company to substantial liability.

Because the Company’s services are complex and incorporate a variety of hardware and proprietary and third-party software, the Company’s services may have errors or defects that could result in unanticipated downtime for its subscribers and harm to the Company’s reputation and its business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. The Company has from time to time found defects in, and experienced disruptions to, its services, and new defects or disruptions may occur in the future. In addition, the Company’s customers may use its services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. Since the Company’s customers use the Company’s services for important aspects of their business, any errors, defects, disruptions in service, or other performance problems could hurt the Company’s reputation and could damage the Company’s customers’ businesses. As a result, customers could elect to not renew the Company’s services, or delay or withhold payment to the Company. The Company could also lose future sales, or customers could make warranty or other claims against the Company, which could result in an increase in the Company’s provision for doubtful accounts, an increase in collection cycles for accounts receivable, or the expense and risk of litigation.

If the Company fails to promote and maintain its brand in the market, the Company’s business, operating results, financial condition, and its ability to attract customers could be materially adversely affected.

The Company’s success depends on its ability to create and maintain brand awareness for its service offerings. This may require a significant amount of capital to allow the Company to market its products and services and to establish brand recognition and customer loyalty. The Company can offer no assurances that it will be successful in maintaining its competitive edge or in establishing new awareness of the Company’s brand, which allows the Company to effectively compete in this market. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which the Company operates may result in an increased number of direct competitors. To promote the Company’s brand, the Company may be required to continue to increase its financial commitment to creating and maintaining brand awareness. The Company may not generate a corresponding increase in revenue to justify these costs.

The Company’s failure to comply with government rules and regulations could harm its business.

The Company must comply with applicable local, state, and federal rules, laws and regulations. The Company believes that it does comply with the rules and regulations required of it. However, if the Company operates in breach of the law, it may be subject to penalties that could impede its ability to continue doing business, or it may be subject to lawsuits. If it fails to comply with the law, the Company may have to stop operating, which would cause Investors to lose their investment.

The Company could be subject to unanticipated regulations.

There may be existing regulations that management is not aware of, and new regulations affecting the Company’s business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company’s business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Company to incur additional expenses or alter its business model.

Key relationship risk.

The Company maintains partnerships with several entities that are critical to its success. The Company’s current revenue model depends on key relationships with technology providers, third party service providers and other partners. While a major focus of the Company’s strategic planning lies in maximizing the value from these interactions in new ways, over-reliance on these relationships is a risk. Furthermore, there is a risk that if the Company’s end users begin to interact directly with partners, this may negatively affect revenue and harm the business.

Dependence on key personnel.

Much of the Company’s success depends on the skills, experience, and performance of its key persons. The Company currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. The Company’s success also depends on the Company’s ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company’s inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company’s business, operating results, and financial condition.

Business will suffer if we are not able to scale our network as demand increases.

We have had only limited deployment of our products services to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers’ usage increases, we will need to make additional investments in our infrastructure to maintain adequate technology and support. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

Our business will suffer if we do not respond to technological changes.

The market for content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our technology may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our Platform, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our Platform may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

The Company is a development stage business, and all risks associated with an early stage company.

The Company has only a limited history upon which an evaluation of its prospects and future performance can be made.  The Company’s proposed operations are subject to all business risks associated with new enterprises.  The likelihood of the Company’s success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base.  There is a possibility that the Company could sustain losses in the future.  There can be no assurances that we will operate profitably.

We could incur substantial costs defending our intellectual property from infringement or a claim of infringement.

Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, sue or sell our service. As a result, we may be infringing on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the publishing and content delivery business are increasingly bringing suits alleging infringement of the proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following:

•Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and

•Seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

Unanticipated obstacles to execution of the business plan.

The Company’s business plans may change significantly.  Many of the Company’s potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company’s chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company’s principals and advisors. Management reserves the right to make significant modifications to the Company’s stated strategies depending on future events.

Management discretion as to the use of proceeds

The net proceeds from this Offering will be used for the purposes described under “Use of Proceeds.” The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities.  As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering.  Investors for the Shares offered hereby will be entrusting their funds to the Company’s management, upon whose judgment and discretion the investors must depend.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced or prospects thereof severely diminished.

To successfully develop and grow our proposed business, we must develop and distribute our products and services to market on schedule and in a profitable manner. Delays or failures in launch or distribute our products and services could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that the services will be able to achieve our expansion goals or that our Platform will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced.

To successfully develop and grow our proposed business, we must develop, distribute and commercialize our products and services, secure strategic partnerships with various authors, content providers and distributors, and bring our products and services to market on schedule and in a profitable manner, as well as spend time and resources on the development of future products, services and business strategies that are complementary to our products and services and business plan. Delays or failures in launch or distribute our mobile products and services could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of our products and services, which could hurt our ability to meet our objectives. We cannot guarantee that products and services or custom development services (or any future products or services we develop) will be able to achieve our expansion goals or that our products and services will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

Risks Related to our Business

Our sales and operating revenues could decline due to macro-economic and other factors outside of our control, such as changes in consumer confidence and declines in employment levels

Changes in national and regional economic conditions, as well as local economic conditions where we conduct our operations and where prospective purchasers of our products are organized and operate, may result in more caution on the part of homebuyers and, consequently, fewer purchases. These economic uncertainties involve, among other things, conditions of supply and demand in local markets and changes in consumer confidence and income, employment levels, and government regulations. These risks and uncertainties could periodically have an adverse effect on consumer demand for and the pricing of our products, which could cause our operating revenues to decline. Failure to achieve revenues, or a reduction in our revenues once achieved, could, in turn, negatively affect the market price of our securities. The construction industry is cyclical, has from time to time experienced significant difficulties, and is significantly affected by changes in general and local economic conditions such as:

•construction and building;

•employment levels and job growth;

•availability of financing;

•interest rates;

•consumer confidence;

•demand; and

•population growth.

An oversupply of alternatives to the Company’s products, could depress prices and reduce margins for the sale of the Company’s Smart World Pro, Mapalyze App and Twin Up products.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation

A failure or inability by us to meet a future client’s expectations could damage our reputation and adversely affect our ability to attract new business and result in delayed or lost revenue. In the event the products we develop are not up to the expectations and standards of our clients, we face negative publicity and our reputation could be hurt. Furthermore, we may be sued or unable to collect accounts receivable if a future client is not satisfied with our services.

In addition, any failure to meet customers’ specifications or expectations could result in: (a) delayed or lost revenue; requirements to provide additional services to a customer at reduced charges or no charge; and (c) claims by customers for substantial damages against us, regardless of our responsibility for such failure, which may not be covered by insurance policies and which may not be limited by contractual terms.

If we are unable to manage future growth effectively, our profitability and liquidity could be adversely affected

Our ability to achieve our desired growth depends on our execution in functional areas such as management, sales and marketing, finance and general administration and operations. To manage any future growth, we must continue to improve our operational and financial processes and systems and expand, train and manage our employee base and control associated costs. Our efforts to grow our business, both in terms of size and in diversity of customer bases served, will require rapid expansion in certain functional areas and put a significant strain on our resources. We may incur significant expenses as we attempt to scale our resources and make investments in our business that we believe are necessary to achieve long-term growth goals. If we are unable to manage our growth effectively, our expenses could increase without a proportionate increase in revenue, our margins could decrease, and our business and results of operations could be adversely affected.

Risks Related to the Offering

Stockholders must consent to the jurisdiction of Illinois for most claims.

The Subscription Agreement for this Offering requires investors to consent to the jurisdiction of the state or federal courts located within the State of Illinois, the location of the Company’s principal office.  Investors located outside the State of Illinois may have difficulty bringing any legal claim against us due to geographic limitations and may find it difficult and costly to respond to claims.  Exclusive jurisdiction provisions have been struck down by the courts of some states and may not be enforceable and furthermore may discourage claims or limit shareholders´ ability to bring a claim in a judicial forum that they deem favorable.  However, the exclusive jurisdiction shall not apply to the extent it would violate any federal law, including, but not limited to, any action arising under the Securities Act of 1933 or the Exchange Act of 1934, the exclusive jurisdiction of federal courts over all suits brought to enforce any duty or liability created by the exchange act or the rules and regulations thereunder and any concurrent jurisdiction of federal and state courts over any action brought to enforce any duty or liability created by the securities act or the rules or regulations thereunder.

The Company will have broad discretion as to use of proceeds.

The Company’s management will have wide discretion as to the exact allocation, priority, and timing of the allocation of funds raised from the Offering. The allocation of the proceeds of the Offering may vary significantly depending upon numerous factors, including the success that the Company has in marketing its services and products. Accordingly, management will have broad discretion with respect to the expenditure of the net proceeds of the Offering. Investors purchasing the Shares offered herein will be entrusting their funds to the Company’s management, whose judgment the subscribers must depend on. (See “Use of Proceeds”).

Certain investors are entitled to pay a lower price for our shares

We are offering the Shares at $1.15 per share10. Based upon the investment amount, certain investors will be entitled to receive bonus common shares (“Bonus Shares”) in an amount equal to up to 15% of the purchased amount.  If the maximum number of Bonus Shares are issued, it would constitute an additional 2,608,696 common shares, which would have the effect of diluting the holdings of non-Bonus investors by approximately 12% based upon the sale of 21,304,348.  In addition, the Company is offering certain investors up to 1,304,348 Incentive Shares which would have the effect of diluting the non-Incentive Share holders by an additional 6% based upon the sale and issuance of 21,304,348 shares.

There may not be a continuation of management control.

The Company’s present officers, directors, and principal stockholders own approximately 42% of the Company’s outstanding Common Stock. If the maximum offering occurs and all Bonus Shares and Incentive Shares are issued, the officers, directors, and principal stockholders will own 10,008,102 of the 45,198,069 (or 32.71%) of issued and outstanding voting stock (on a fully diluted basis). As a result, the Company’s present management and principal stockholders will not be able to elect a majority of the directors and will no longer be able to exert control over the Company.

There is no current market for the Company’s Common Stock.

The Company is raising equity capital with a Regulation A+ Offering.  No registration rights are being offered at this time.  The Shares offered are only appropriate for an investor who understands and accepts the nature of an illiquid equity investment in a private company.  Investors should assume that they may not be able to liquidate their investment for some time, if at all, or pledge their shares as collateral.

10 Shares sold through the StartEngine Platform included an additional Investor Fee payable by the investor to StartEngine of 3.5% ($0.04025) per share, which amounted to $3,124.64.  Following the termination of StartEngine, no Investor Fee shall be paid for shares sold directly by the Company or through the Rialto Platform.

We have not undergone an external valuation process.

Due to the number of intangible factors impacting a small, privately held company, the Company has decided not to undergo a formal valuation process at this time.  The valuation is based upon prior rounds of financing, and a multiple of 2019 revenue, which totaled $182,632. Future valuations and/or sales of stock may occur at a valuation that is lower than the one used for this Offering.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Certain outstanding convertible securities of the Company will convert upon or after the close of the sale of the Shares of Common Stock in this offering. At the discretion of the Company, the Simple Agreements for Future Equity (“CrowdSafe(s)”) would convert into 1,091,392 shares of CF Shadow Series, which have substantially similar rights as the Company’s common stock, if the Company raises in excess of $1,000,000 in this offering.  If the Company elects to convert the CrowdSafes, you will experience additional dilution of your investment interest in this offering. In addition, the Company has issued one or more promissory notes to certain holders, including affiliates of the Company’s officers and directors, which could create a conflict of interest for the Company regarding the repayment of such notes.  The holders of convertible promissory notes could also convert those instruments into common shares.  See the section titled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase stock in this offering.

We could get sued.

Equity crowdfunding regulations have only been in place since 2015.  The regulations are still subject to interpretation and aspects have been untested by the courts. Allowing large numbers of people to invest means there is more risk of an unhappy person filing a questionable lawsuit against us.  We are striving to comply with Federal crowdfunding laws and all other applicable regulations as accurately as we can, but there is always a risk we will unintentionally overlook, omit or misstate something that someone might get upset about.

DILUTION

Dilution means a reduction in value, control or earnings of the shares of Common Stock the investor owns.

An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay more for the shares than the founders or earlier investors, which means that the cash value of your stake is diluted.

The Shares of Common Stock will be sold in this Offering for $1.1511 per share. Pursuant to its Third Amended Certificate of Incorporation, the Company has the authority to issue up to 30,000,000 shares of Common Stock. At the time of this Offering, 14,191,546 shares of Common Stock are issued or outstanding. The Company has the authority to issue up to 5,000,000 shares of preferred stock (the “Preferred Stock”). At the time of this Offering, 618,008 shares of Preferred Stock are issued or outstanding.  In addition, as of the date hereof, the Company has granted options to employees and others to purchase shares of the Company’s Common Stock.  The price at which future options may be granted to purchase Common Stock will be determined as of the date of the grant of future options.

Dilution Table

If you invest in our Shares, your interest will be diluted to the extent of the difference between the public offering price per share of our Common Stock and the as adjusted net tangible book value per share of our capital stock after this Offering. Our net tangible book value as of March 31, 2020 was ($2,708,645) or ($0.20) per share of outstanding Common Stock.

The following table illustrates this per share dilution assuming the various threshold amounts are raised, giving consideration to the fact that the Company has outstanding options, SAFEs and other convertible securities. This table assumes that all of the Bonus Shares have been issued (effectively a discount). See “Plan of Distribution -- Discounted Price-Bonus Shares.”

The offering costs does not include the Investor Fee of 3.5% payable by certain investors which purchased through the StartEngine Platform, nor does it include $100,000 in fixed legal, Edgarization, and accounting fees incurred for this offering.

Each table presents two scenarios for the convenience of the reader: a $1,000,000 raise from this offering and a fully subscribed $20,000,000 raise from this offering (the maximum offering).

11 Shares sold through the StartEngine Platform included an additional Investor Fee payable by the investor to StartEngine of 3.5% ($0.04025) per share which amounted to $3,124.64.  Following the termination of StartEngine, no Investor Fee shall be paid for shares sold directly by the Company or through the Rialto Platform..

On Basis of Issued and Outstanding Shares	$1 Million Raise	$20 Million Raise
Price per Share	$1.15 (1)	$1.15(1)
Shares Issued	1,869,565	21,304,348 (1)(2)
Capital Raised	$1,000,000	$20,000,000
Less: Offering Costs	$(140,248)	$(328,748)
Net Offering Proceeds	$859,752	$19,671,252
Net Tangible Book Value Pre-financing	$(2,708,645)	$(2,708,645)
Net Tangible Book Value Post-financing	$(1,848,893)	$16,962,607

Shares issued and outstanding as of March 31, 2020	14,191,546	14,191,546
Post-Financing Shares Issued and Outstanding	16,061,111	35,495,894

Net tangible book value per share prior to offering	$(0.19)	$(0.19)
Increase/(Decrease) per share attributable to new investors	$0.08	$0.67
Net tangible book value per share after offering	$(0.12)	$0.48
Dilution per share to new investors ($)	$1.27	$0.67
Dilution per share to new investors (%)	110.01%	58.45%

This second table below provides investors with an illustration of the dilution that would occur should all existing convertible notes, SAFEs, warrants and options outstanding as of March 31, 2020 be converted or exercised, respectively. While not every outstanding warrant or option may be exercised, and not every SAFE12 may convert to shares, as we have the option to repay in cash, we believe that it is important to identify the potential dilution that could occur upon the exercise of all existing securities issued by the Company. Additionally, we have included the automatic conversion of certain convertible notes in all levels of the raise because of the potential for those notes to convert based on additional financing outside of this Offering. Note, the table below uses an adjusted net tangible book value from the first table, which has been adjusted to reflect the potential new cash the Company would receive upon the exercise of issued warrants and options based on the current implied valuation of the Company.

On Basis of Full Conversion of Issued Instruments	$1 Million Raise		$20 Million Raise
Price per Share	$1.15(1)		$1.15(1)
Shares Issued	1,869,565		21,304,348(1)(2)
Capital Raised	$1,000,000		$20,000,000
Less: Offering Costs	$(140,248)		$(328,748)
Net Offering Proceeds	$859,752		19,671,252
Net Tangible Book Value Pre-financing	$7,096,504	(3)	$7,096,504	(3)
Net Tangible Book Value Post-financing	$7,956,256		$$26,767,756

Shares issued and outstanding pre-financing, assuming conversion of all convertible notes, SAFEs, as well as exercise of all warrants and options, and inclusion of incentive plan shares	23,893,721	(4)	23,893,721	(4)
Post-Financing Shares Issued and Outstanding	25,763,286		45,198,069

Net tangible book value per share prior to offering	$0.50		$0.50
Increase/(Decrease) per share attributable to new investors	$(0.19)		$0.09
Net tangible book value per share after offering	$0.31		$0.59
Dilution per share to new investors ($)	$0.84		$0.56
Dilution per share to new investors (%)	73.15%		48.50%

12 The terms of the SAFE instruments provide that the Company has the discretion to convert the SAFES into equity upon the completion of an eligible financing of $2,000,000 or more.  The Company has elected to not convert such instruments in connection with this offering.

(1) (2) (3)

Shares sold through the StartEngine Platform included an additional Investor Fee payable by the investor to StartEngine of 3.5% ($0.04025) per share.  This amount totaled $3,124.64.  Following the termination of StartEngine, no Investor Fee shall be paid.

Assumes the inclusion of up to 2,608,696 Bonus Shares issued as perks to certain investors based upon investment amount and up to 1,204,348 Incentive Shares. There is no accurate way to predict who will invest or how many bonus shares an investor may be entitled to receive.

Assumes net tangible book value of $(2,708,645) increased by $9,805,149, the amount that would be received upon full exercise of outstanding warrants and options at the current per share price.

(4)

Assumes conversion of all SAFEs and exercise of all warrants and options outstanding as of March 31, 2020, resulting in the issuance of 9,702,175 shares. Does not include conversion of convertible notes and does not include the warrants issued to StartEngine.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor’s stake in a Company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the Company has issued (and may issue in the future), and the terms of those notes.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

SELLING SHAREHOLDERS

The shares being offered for resale by the selling shareholders consist of 7,000,000 shares of our common stock held by 152 shareholders.

The following table sets forth the name of the selling shareholder, the number of shares of common stock beneficially owned by each of the selling shareholder as of June 18, 2020 and the number of shares of common stock being offered by the selling shareholder. The shares being offered hereby are being qualified to permit public secondary trading, and the selling shareholders may offer all or part of the shares for resale from time to time. However, the selling shareholder is under no obligation to sell all or any portion of such shares nor is the selling shareholder obligated to sell any shares immediately upon effectiveness of this offering circular. All information with respect to share ownership has been furnished by the selling shareholder.

Name of selling shareholder	Shares of Common stock owned prior to offering (1)	Percentage of Common stock owned prior to offering (1)	Shares of Common stock to be sold (2)	Shares of Common stock owned after offering (if all shares are sold)	Percent of common stock owned after offering (if all shares are sold)

Abdallah Hassan Bohulaigah	22,979	0.10%	7,254	15,725.01	0.10%
ACG Funding LLC	59,840	0.27%	18,890	40,949.75	0.27%
Alexander Saint-Amand	13,382	0.06%	4,224	9,157.58	0.06%
Alvitur Capital LLC (Jason Niemann)	12,500	0.06%	3,946	8,554.01	0.06%
Anand Ladsariya	15,400	0.07%	4,861	10,538.54	0.07%
Andres Batista	300,000	1.35%	94,704	205,296.22	1.35%
Andres Elizondo	67,145	0.30%	21,196	45,948.72	0.30%
Andrew Holt	11,163	0.05%	3,524	7,639.07	0.05%
Andrew Nicolaou	3,000	0.01%	947	2,052.96	0.01%
Andrew Penney	7,500	0.03%	2,368	5,132.41	0.03%
Andrew Tackaberry	51,750	0.23%	16,336	35,413.60	0.23%
Anthony Edward Pratt	9,457	0.04%	2,985	6,471.62	0.04%
Artee Rana	25,000	0.11%	7,892	17,108.02	0.11%
Berlin Investments LLC David Fox	2,676	0.01%	845	1,831.24	0.01%
Bhavika Parmar	5,000	0.02%	1,578	3,421.60	0.02%
Callen Gregory Barton	95,589	0.43%	30,175	65,413.53	0.43%
Christopher Mark Partington	76,723	0.35%	24,220	52,503.14	0.35%
Christopher Richard Short	28,875	0.13%	9,115	19,759.76	0.13%
Daniel Mosquera	70,000	0.32%	22,098	47,902.45	0.32%
David Von Dadelszen	578	0.00%	182	395.54	0.00%
Deanna Anstett	6,189	0.03%	1,954	4,235.26	0.03%

Deep Bali	25,000	0.11%	7,892	17,108.02	0.11%
Dena Valley Corporation	773,647	3.49%	244,224	529,422.68	3.49%
Derek de Souza	7,753	0.03%	2,447	5,305.54	0.03%
Despo Karatziva	11,500	0.05%	3,630	7,869.69	0.05%
Domenico Ranucci	52,632	0.24%	16,615	36,017.17	0.24%
Donald Carlson	24,982	0.11%	7,886	17,095.70	0.11%
Dr. Ram Shroff	4,100	0.02%	1,294	2,805.71	0.02%
Edward Leigh	11,588	0.05%	3,658	7,929.91	0.05%
Emma Crespo Carneiro	43,441	0.20%	13,713	29,727.58	0.20%
Eric Epstein	6,147	0.03%	1,940	4,206.52	0.03%
Evangelos Karatziva	11,500	0.05%	3,630	7,869.69	0.05%
Federico Forcolini	342,014	1.54%	107,967	234,047.27	1.54%
Foreign Remittance	1,944	0.01%	614	1,330.32	0.01%
Gary William Ireland	10,273	0.05%	3,243	7,030.03	0.05%
George Goglidze Berdzenishvili	43,999	0.20%	13,890	30,109.43	0.20%
Gianluca de Arcangelis	78,132	0.35%	24,665	53,467.35	0.35%
Girish Khera	8,549	0.04%	2,699	5,850.26	0.04%
Gordon Feller	90,000	0.41%	28,411	61,588.87	0.41%
Greg Campbell	3,100	0.01%	979	2,121.39	0.01%
Heath Lansbury (Shadow Foundr)	45,740	0.21%	14,439	31,300.83	0.21%
Heiko Ammermann	10,000	0.05%	3,157	6,843.21	0.05%
Horace Kevin Gonsalves	89,978	0.41%	28,404	61,573.81	0.41%
Ilias Tzampazis	55,128	0.25%	17,403	37,725.23	0.25%
Impelling Ventures LLC (Kenneth Impelizerri)	50,000	0.23%	15,784	34,216.04	0.23%
Infrashares Cityzenith Capital Fund LLC	33,000	0.15%	10,417	22,582.58	0.15%
Intesa Sanpaolo	60,000	0.27%	18,941	41,059.24	0.27%
Iyas Alqasem	51,750	0.23%	16,336	35,413.60	0.23%
Jamal Zakaria	100,000	0.45%	31,568	68,432.07	0.45%
James Mintz	25,000	0.11%	7,892	17,108.02	0.11%

James Peter Renwick	46,350	0.21%	14,632	31,718.27	0.21%
Jasjit Singh	4,100	0.02%	1,294	2,805.71	0.02%
Jason Crow	19,886	0.09%	6,278	13,608.40	0.09%
Jason Thomas	25,000	0.11%	7,892	17,108.02	0.11%
Javed Tapia	15,401	0.07%	4,862	10,539.22	0.07%
Jeffrey Carpoff	309,004	1.39%	97,546	211,457.84	1.39%
Jim Young	35,000	0.16%	11,049	23,951.23	0.16%
Joel Hornstein	12,691	0.06%	4,006	8,684.71	0.06%
Josh Pearsall	29,354	0.13%	9,266	20,087.55	0.13%
John Scurr	3,408	0.02%	1,076	2,332.17	0.02%
Jon Feutz	100,000	0.45%	31,568	68,432.07	0.45%
Joseph Cairns	7,500	0.03%	2,368	5,132.41	0.03%
Joseph Dignan	105,000	0.47%	33,146	71,853.68	0.47%
Joseph Sigelman	42,822	0.19%	13,518	29,303.98	0.19%
Karan Singh	2,050	0.01%	647	1,402.86	0.01%
Keith Brodie	175,000	0.79%	55,244	119,756.13	0.79%
Kenneth Kurson	1,338	0.01%	422	915.62	0.01%
Kevin Henderson	1,573	0.01%	497	1,076.44	0.01%
Kirk Weddell	29,340	0.13%	9,262	20,077.97	0.13%
Kranti Saran	21,372	0.10%	6,747	14,625.30	0.10%
Kranti Saran & Maya Saran	21,372	0.10%	6,747	14,625.30	0.10%
Leam Murphy	35,565	0.16%	11,227	24,337.87	0.16%
Lovington Capital LLC	41,719	0.19%	13,170	28,549.18	0.19%
Madesh Yadav	12,649	0.06%	3,993	8,655.97	0.06%
Manharlal Chauhan	39,770	0.18%	12,555	27,215.44	0.18%
Marcella Gallahager	42,743	0.19%	13,493	29,249.92	0.19%
Marcus Sascha De Maria	10,346	0.05%	3,266	7,079.98	0.05%
Marie Jean Allain Leong-Son	9,000	0.04%	2,841	6,158.89	0.04%
Mark John Godwin	135,000	0.61%	42,617	92,383.30	0.61%

Mark Newsom-Smith	47,279	0.21%	14,925	32,354.00	0.21%
Mark Stephen Charles Clenshaw	9,175	0.04%	2,896	6,278.64	0.04%
Mary D. Donohue 2008 Living Trust	38,557	0.17%	12,172	26,385.35	0.17%
Maya Saran	21,372	0.10%	6,747	14,625.30	0.10%
Melissa Clare Jones	32,113	0.14%	10,137	21,975.59	0.14%
Michael Jansen	7,518,550	33.91%	2,373,450	5,145,099.62	33.91%
Michael Keane	160,000	0.72%	50,509	109,491.32	0.72%
Mir Arif	63,455	0.29%	20,031	43,423.57	0.29%
Mitali Saran	21,372	0.10%	6,747	14,625.30	0.10%
Mohammed Amjed Khan	46,615	0.21%	14,715	31,899.61	0.21%
Mohit Gujral	61,892	0.28%	19,538	42,353.98	0.28%
Motasim Hajaj	4,775,811	21.54%	1,507,625	3,268,186.47	21.54%
Mrinalini Saran	21,372	0.10%	6,747	14,625.30	0.10%
Mudrika De Maria	4,604	0.02%	1,453	3,150.61	0.02%
Nakul Toshniwal	10,250	0.05%	3,236	7,014.29	0.05%
Nandini Singh	2,050	0.01%	647	1,402.86	0.01%
Nidhi Dalmia	44,516	0.20%	14,053	30,463.22	0.20%
Nigel Stuart Gill Cunniffe	10,273	0.05%	3,243	7,030.03	0.05%
Nikita Agarwal	15,400	0.07%	4,861	10,538.54	0.07%
Nora Ann Magee	98,785	0.45%	31,184	67,600.62	0.45%
Nora Kampe	1,136	0.01%	359	777.39	0.01%
Oliver Clements	50,000	0.23%	15,784	34,216.04	0.23%
Parthiv Kilachand	20,500	0.09%	6,471	14,028.57	0.09%
Patrick Gerard Cremin	13,762	0.06%	4,344	9,417.62	0.06%
Patrick L Hughes	17,097	0.08%	5,397	11,699.83	0.08%
Paula Mary Sutton	11,500	0.05%	3,630	7,869.69	0.05%
Penu Investments Pte Ltd (Mark Penu)	200,000	0.90%	63,136	136,864.15	0.90%
Peter van der Waaij	4,050	0.02%	1,279	2,771.50	0.02%
Philip David Meir	127,463	0.57%	40,237	87,225.57	0.57%

Prakash Sundaresan	23,177	0.10%	7,316	15,860.50	0.10%
Pramod Bhasin	61,892	0.28%	19,538	42,353.98	0.28%
Prashant Choksey	5,150	0.02%	1,626	3,524.25	0.02%
Pratul N. Dalal & Sheetal P. Dalal	10,250	0.05%	3,236	7,014.29	0.05%
Primma Management Ltd. (Sanjiv Jari)	19,886	0.09%	6,278	13,608.40	0.09%
Priya Singh	2,050	0.01%	647	1,402.86	0.01%
Rajendra Pyarelal Sah	41,000	0.18%	12,943	28,057.15	0.18%
Rajiv Dadlani	20,500	0.09%	6,471	14,028.57	0.09%
Raymond Berglund	75,000	0.34%	23,676	51,324.05	0.34%
Robert JB D'Arcy	19,886	0.09%	6,278	13,608.40	0.09%
Ron Diamond	15,000	0.07%	4,735	10,264.81	0.07%
Ross Elliott Hammond	54,250	0.24%	17,126	37,124.40	0.24%
Sanjay Kamlani	19,761	0.09%	6,238	13,522.86	0.09%
Saran-Shukla malini Et Inde	64,114	0.29%	20,239	43,874.54	0.29%
Sasha Mirchandani	20,504	0.09%	6,473	14,031.31	0.09%
Schaefer & Associates	30,946	0.14%	9,769	21,176.99	0.14%
Schwab Family Revocable Living Trust	31,250	0.14%	9,865	21,385.02	0.14%
Sean Brannigan	188,313	0.85%	59,447	128,866.49	0.85%
Shah Nikunj Narendra	25,645	0.12%	8,096	17,549.41	0.12%
Shaie Selzer	40,000	0.18%	12,627	27,372.83	0.18%
Shantanu Surpure	2,050	0.01%	647	1,402.86	0.01%
Shine Paul	65,840	0.30%	20,784	45,055.68	0.30%
Shrikesh Pabari	8,550	0.04%	2,699	5,850.94	0.04%
Simon Paul Day	4,587	0.02%	1,448	3,138.98	0.02%
Steve Barnes	66,910	0.30%	21,122	45,787.90	0.30%
Sunita Girish Choksey	5,150	0.02%	1,626	3,524.25	0.02%
Symvan Capital	290,640	1.31%	91,749	198,890.98	1.31%
Taronga Ventures Pty Ltd	70,000	0.32%	22,098	47,902.45	0.32%
Tim Meanock	31,250	0.14%	9,865	21,385.02	0.14%

Timothy Donohue	96,372	0.43%	30,423	65,949.36	0.43%
Timothy Gallagher	38,557	0.17%	12,172	26,385.35	0.17%
Toby Anstett Living Trust	23,177	0.10%	7,316	15,860.50	0.10%
Todd Anstett	18,057	0.08%	5,700	12,356.78	0.08%
Tom Anstett	18,057	0.08%	5,700	12,356.78	0.08%
Trudy Otter	7,417	0.03%	2,341	5,075.61	0.03%
United States Investment Partners, LLC	100,328	0.45%	31,671	68,656.53	0.45%
Uzma Akhter	51,105	0.23%	16,133	34,972.21	0.23%
Vikas Choudhury	2,050	0.01%	647	1,402.86	0.01%
Vivek Nathwani	2,050	0.01%	647	1,402.86	0.01%
WKJP LLC	42,743	0.19%	13,493	29,249.92	0.19%
Yew Ngan	51,098	0.23%	16,131	34,967.42	0.23%
Yousuf (Josh) Siddiqui	2,314,552	10.44%	730,656	1,583,895.91	10.44%
Yusef Kassim	14,436	0.07%	4,557	9,878.85	0.07%
Zuhier A. Zahran	341,910	1.54%	107,934	233,976.10	1.54%
				15,725.01

Total	22,174,405	100.00%	7,000,000	15,174,405	100.00%

(1)ncludes warrants to purchase 4,172,906 common shares and 4,387,877 stock options.

(2)Includes up to 1,416,180 warrants to purchase common shares at a strike price of $1.00 or $1.6181 per share and up to 1,489,136 options exercisable at between $1.00 and $1.6181 per share.  Warrants must be exercised within 10 years after the date of issuance.

(3)Presumes exercise of all warrants and options and sale of all resell shares.

USE OF PROCEEDS TO ISSUER

We expect to raise a target amount of $20,000,000 (the “Target Amount”) from the sale of the Common Stock offered in this Offering on a best efforts basis, at an offering price of $1.1513 on a best-efforts’ basis.  Subject to fees, commissions and expenses, the Company will receive all proceeds raised.  Offering expenses, which we estimate will be approximately $100,000 (not including commissions payable to placement agents), will be paid from the Offering proceeds.  Except as set forth below, all other amounts shall be used for our general operations and working capital needs. We expect to spend such funds on:

Use of Proceeds	% of $1,000,000 Raise	Amount if $1,000,000 Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Cost of Offering	12%	$120,000	10%	$2,000,000
Sales & Marketing	25%	$250,000	28%	$5,600,000
Research & Development	25%	$250,000	25%	$5,000,000
General Administrative	18%	$180,000	22%	$4,400,000
Working Capital	20%	$200,000	15%	$3,000,000
Total	100%	$1,000,000	100%	$20,000,000

We may close the Offering without sufficient funds for all the intended purposes set forth above, or even to cover the costs of this offering. In addition, because all proceeds will go into our general account and will be used to support our operations and business activities generally, we do not expect to substantially change our priorities for the use of proceeds based on the level of proceeds raised. We have no plans to use proceeds towards the compensation of Officers or Directors but may use a portion of the working capital allocation to purchase up to 618,808 shares of Series A preferred stock from one or more shareholders.  We do plan to use some of the proceeds to discharge the current debt outlined in the “Liquidity and Capital Resources” section. If less expensive debt alternatives become available to the Company as a result of the Offering, a small portion of Offering proceeds may be used towards the costs of refinancing its current debt at lower rates.  Given the current, early stage of our business, we expect to spend most of any proceeds raised to further develop our products and market our products throughout the U.S.  We expect to pursue this same use of proceeds at proportional levels of spending.

The Company reserves the right to change the above use of proceeds if management believes it’s in the best interests of the Company.

In order to support our general operations and working capital needs for the next 12 months, we may need to raise additional capital. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. See “Risk Factors”.

13 Does not include an Investor Fee payable by the investor to StartEngine of 3.5% ($0.04025) per share for shares sold through StartEngine Platform.  This amount was $3,124.64.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2019 on an actual basis.

The table has not been adjusted to reflect the receipt of any proceeds from this Offering, or any expenses of this Offering. In addition, because the Offering is being made on a best efforts’ basis and without a minimum Offering amount, we may close the Offering at any level of proceeds raised. For these reasons, there is no specific level of proceeds that could be considered sufficiently probable to merit inclusion in the table. Offering expenses will be paid by the Company out of the Offering proceeds. See “Use of Proceeds”.

You should read this table together with our financial statements and the related notes thereto, included elsewhere in this Offering circular. Our Company’s condensed consolidated statements of financial condition at December 31, 2019 are presented based on the Company’s actual results as a stand-alone company.

	Actual (Audited)
BALANCE SHEET DATA
Current Assets	December 31, 2019	December 31, 2018
Cash and cash equivalents	$483,321	144,368
Accounts Receivable	0	71,567
Other current assets	70,191	10,712
TOTAL CURRENT ASSETS	553,512	226,647
Fixed assets	226,150	145,774
Other assets	2,432	2,432

TOTAL ASSETS	$782,094	$374,853
Liabilities
Current Liabilities
Accrued expenses	28,120	45,051
Accrued payable	38,325	33,080
Accrued payroll	0	11,667
Accrued interest	39,502	60,344
Convertible notes	2,304,000	2,254,000
Notes payable	1,091,392	0
TOTAL CURRENT LIABILITIES	3,501,339	2,404,142
TOTAL LIABILITIES	3,501,339	2,404,142

Shareholder’s Equity
Common Stock, 15,000,000 shares authorized and 10,944,371 and 10,392,262 number of shares issued, as of December 31, 2019 and December 31, 2018	10,944,371	10,392,262
Preferred Stock	575,000	525,000
Retained Earnings	(14,238,616)	(12,946,551)
TOTAL SHAREHOLDERS' EQUITY	(2,719,245)	(2,029,289)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$782,094	$374,853

DIVIDEND POLICY

We may pay periodic dividends to the holders of shares of our Common Stock out of net income available for such purpose. Any dividends paid will be paid from net income primarily generated from our operations and sales of our products and services.  Although we have generated revenue, we have not paid any dividends and no assurances can be made that the Company will pay dividends in the future.

DESCRIPTION OF BUSINESS

Company History

The Company was incorporated April 23, 2009 as Screampoint Holdings, Inc.  The Company changed its name to Cityzenith Holdings, Inc. in 2014.  The Company owns 100% of Cityzenith LLC, a Delaware limited liability company (“Operating Subsidiary”).  All operations are conducted through the Operating Subsidiary. The Company is the successor to Screampoint Holdings, Inc., a Delaware corporation”) which was formed in 2009 and Satellier Screampoint LLC a Delaware limited liability company formed in 2000, which became a wholly owned subsidiary of Screampoint Holdings, Inc. The Company and the Operating Subsidiary were renamed as Cityzenith Holdings Inc. and Cityzenith LLC in 2014.

Introduction

The Company was formed for the purpose of developing, producing, marketing and selling its Smart City platform, a comprehensive and groundbreaking “Digital Twin” platform.   Digital Twins are 3D virtual replicas of buildings, infrastructure, and other physical assets connected to the data in and around them. Digital Twins are used primarily to optimize performance and predict and visualize future outcomes across functional areas in cities like maintenance, energy consumption, space utilization, traffic management, and public safety.

cityzenith
" The Real-World Digital Twin Platform for the Global Building Industry "
Cityzenith > JLL
May 22 2019 12:42:11
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CA 94108,
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The Cityzenith Smart World Pro platform’s unique advantage is that it aggregates more software tools and data than any other platform in the market today focused on the building lifecycle, and is the only platform to integrate solutions across the entire life cycle of a city from design and construction through operations and tenancy. Think of it as a vast 3D Digital Legoland for building professionals, where all of the information that you need to design, build, and run a project, at any scale, is right where you want it to be. Digital Twin users include architects, planners, governments, property managers, construction companies, systems integrators, and many more.

Cityzenith > JLL
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Stanford Court
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905 California St,
San Francisco,
CA 94108,
United States
+1 415-989-3500
www.stanfordcourt.com
GENERAL DETAILS
FLOORS: 8
HEIGHT: 600F – 88M
AREA: 684,123SQF – 68,215M2
OPENED: JUNE 2007
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The world is building bigger projects in larger numbers than ever before. The planet must build the equivalent of 10,000 new cities by 2050 just to accommodate the expected population boom. How will the world meet this challenge? The solution lies in a ground-breaking new technology trend called “Digital Twinning”.

In December 2018, Cityzenith's Smart World Pro was selected by the Government of Andhra Pradesh in India as the Digital Twin platform of choice for the development of Amaravati, a new £5.12 billion world-class greenfield smart city capital for the state, designed by London-based Foster + Partners and Singapore-based Surbana Jurong. Amaravati will be the first entirely new city to be born as a Digital Twin. Everything that happens in Amaravati will be scenario-ized in advance to optimize outcomes, and adjusted on the fly to keep pace with change. The adoption of this technology represents a giant leap forward for Smart Cities: how they're designed, built, and managed, and even how they optimize their relationships with the private sector and their own citizens.

Business model

Cityzenith's Smart World Pro platform is a SaaS solution

Users are charged recurring fees annually and payments are made in advance. Cityzenith also earns revenue by providing supporting professionals services solutions including 3D modeling, data loading, and custom API integration services. Approx. 66% of the company’s revenues recur annually.

The Company’s Products and/or Services

Cityzenith is leading the Digital Twin provider in the global building industry.  Our software platform maps and visualizes the torrent of data produced by modern cities into an intuitive real-time 3D simulation that anyone from the mayor to a field engineer can easily read and use.  Developed by the creators of Google

Earth, the Company’s award-winning Smart World Pro™ Digital Twin platform provides an extraordinary visually rich view of urban, project and property data, above and below ground, public and private, at a massive scale.

A Digital Twin is a virtual model of a physical building that is used to aggregate siloed, disconnected real-time data and systems into a single platform. Gartner recently reported that global demand for digital twin solutions is growing and that by 2020, 30% of global 2000 companies will be using Digital Twin technology. Cityzenith is pioneering this trend in the global real estate and AEC sectors, with the BBC naming us a leading Digital Twin practitioner in January 2019. The Company will soon be going to market jointly with one of the top three property management firms in the world to promote our solution to their global customer base.

Product / Service	Description	Current Market
Smart World Pro™	A SIMCity-like digital twin solution that allows users to easily aggregate, visualize and analyze their data in a unique, single 3D dashboard.	The $3.8B Digital Twin Market is expected to grow at a CAGR of 37.87% during the forecast period to reach $15.6B by 2023.[14]
Mapalyze App Market

Similar to the Apple App Store, Mapalyze is a 3rd party App Market comprised of analytics tools developed by others that add value to our core user base. Mapalyze Apps include: solar analysis, traffic analysis, flood analysis, etc.

Mapalyze is marketed to the same customer base as Smart WORLD Pro as a complementary pay-as-you-go subscription service. Users choose and pay only for the apps that they require.
TwinUp

TwinUp is the web application that allows users to import 3-D models of any kind into a Google Earth-like, single pane of glass earth model environment, primarily for the purpose of archiving historical projects, and organizing enhanced design presentations for clients.

This product will be initially marketed to the world’s architectural community. There are over 220,000 architects in United States alone, and over 2 million architects worldwide.

Pricing Model

1.Smart World Pro (SWP) - Annual SaaS subscription - $30,000+

2.Smart World Web (SWW) - Annual SaaS subscription - $10,000+

3.Baseline Asset Modeling As A Service (BAMaaS) - Users manually import and model Digital Twins via our SWW platform - $500 per building

4.Modeling Services - Clients provide planned or existing building models i.e. CAD, Revit, Lidar,

14 https://www.marketsandmarkets.com/Market-Reports/digital-twin-market-225269522.html

PDF to our modeling services team who model, process and import into SWP/SWW - $2,000 - $2,500 per building

5.Data Loading - Loading GIS, building, IoT, and other contextual data into SWP/SWW - $25 per hour

6.Data Hosting - Hosting all client data on AWS cloud - $6,000 annually

7.Custom Development - Cityzenith provides custom development for the creation of custom dashboards and custom user interfaces for clients - $100 per hour

8.Pilots: $15,000 + (3-6 months duration)

Customer Base

Our customer base is comprised of top tier corporate real estate and architectural engineering companies throughout the United States and globally.  Current customers include Cushman & Wakefield, CBRE, W.S. Atkins Mokum Development, Epic Games, and others.

Current and recently completed projects include the following:

•Amaravati Smart City (India) (Foster + Partners): A marquee greenfield Smart City in India that will be home to 3.5 million residents.

•Cushman Wakefield (Chicago): Global partnership to develop and co-sell Digital Twins solutions.

•East West rail Alliance (UK): A 102 km rail and real estate development mega-project connecting Oxford and Cambridge.

•Marishal Square (New Aberdeen): Marischal Square is the most significant development designed to transform the centre of Aberdeen.

•Stantec HQ (Edmonton): A Digital Twin of Stantec’s HQ for improving operations of their building.

•Prologis (San Francisco): 3D Baseline Asset Modeling for 4 major industrial facilities.

•Quantum Computing Center (Rhode Island-Entanglement Research Institute): State of the art quantum computing campus on 5.2 acres.

•Rudin Management (New York): 36 large commercial buildings in New York City corporate campus.

Market

The Digital Twin market was valued in 2019 at $3/8B.  It is expected to reach $15.66B by 2023, at a CAGR of 37.87% during the forecast period.15  The research firm Gartner predicts that by 2022, over two-thirds of companies that have implemented IoT will have deployed at least one digital twin in production. 16  Digital Twin simulation software is a fast-growing business, with firms such as Siemens, Microsoft and GE joining Dassault Systemes and the Company as the lead practioners.

Market facts:

•There are over 120 million managed commercial properties in the world (source: Cushman & Wakefield)

15 https://www.marketsandmarkets.com/Market-Reports/digital-twin-market-225269522.html

16 https://www.gartner.com/en/newsroom/press-releases/2019-02-20-gartner-survey-reveals-digital-twins-are-entering-mai

•The world’s largest 100 real estate companies own assets worth 2.6 trillion

•The world’s top 500 AEC firms billed over 50 billion last year (source: ENR)

Competition

The primary competitors for the Company in the digital twin market include Bentley, AutoDesk, Esri, Helix, Ubarnetic, Dassault Systemes and Willow.  General Electric, IBM Corporation, Microsoft Corporation, Oracle Corporation, PTC, Inc., and ANSYS, Inc. also provide digital twin solutions in the U.S. but do not compete directly with the Company.

Below is an analysis of the strengths and weaknesses of Cityzenith and its comparative competitors:

Cityzenith:

Strengths
Smart World Pro™ is fast, lightweight, cross platform and easy to use.  It has a modern user interface built on cutting edge modern technologies.  It is agnostic to data sources allowing data integration across proprietary databases while having an SDK to give companies the ability to integrate Smart World Pro™ into their applications.

Worldwide datasets are available at no extra cost to users, work from Albany to Zanzibar without having to purchase additional data.  Smart World scales as customers do, from tens of users to thousands.  Data is secured and only shared when owners of the data want to.

Weakness Smart World Pro™ is new to market.

Autodesk

Strengths Autodesk is the market leader in BIM and 3D modeling. They have years of experience working with customers to produce a very wide and comprehensive suite of software.

Weakness
Autodesk’s software is non-interoperable outside of their platform.  Their tools are expensive and difficult to license.  Most companies spend a large percentage of their IT budget licensing Autodesk.  The software is extremely hard to use and requires months if not years of training to get proficient.

Esri

Strengths
Esri is synonymous with GIS.  They are by far the market leader in this space and act accordingly.  Their software can almost do any sort of environmental analysis and they have broad support for many platforms.

Weakness
Esri software is very difficult to use.  It doesn’t follow any industry norms and is filled is proprietary formats that make it difficult to share with other platforms.  Their flagship product, ArcGIS is very bloated and slow.  Most analysis requires knowledge of scripting languages for automation.

Esri is very poor at displaying 3D.  They have bought companies to help them get better but do not integrate it into the platform making it hard to go back and forth between them.  They are slow to adopt modern technologies, decades behind others and when they do support new products they rarely scratch the surface on utilizing it.

Esri is very expensive and complicated to license.  Esri is driven to sell users more license’s and it sometimes is difficult to know if you need to pay extra to run analysis.  Their software is buggy and crashes often.

Dassualt Systemes

Strengths Visually impressive, their tool makes realistic cities.

Weakness
Very expensive which causes poor market penetration.  Only one city has truly deployed their product.  Aimed at cities and governments rather than AEC industry because of cost.  One off development, more of a consulting project than a true product.

Product is slow and has huge hardware requirements to run.  Non-industry standard design requires training to use the software.  Customers who have used it do not recommend it.

Urbanetic

Strengths Web-based planning tool. Simple controls and simple query. Works with cities to help them implement.

Weakness
Browser based 3D tools are poor performers.  While the tool is simple, it isn’t very deep.  Simple ID and query tools only allow small analysis.  Product has been vaporware and isn’t being implemented.  Company is focused on cities and not on the AEC or planning industry limiting its use with true smart city projects.

Flux.io (now Helix)

Strengths Google funded project, embraces latest technology.

Weakness
Company pivots almost yearly searching for a purpose.  While their tech is impressive, they have not focused on a business model which has limited their ability to make money.  Customers don’t feel a need to pay for their services.

Willow

Strengths
Solid team with investor support and growing experience in the asset management space, with an emphasis on managed services—ie asset integration, rather than software. Over 150 staff, robust, and well run.

Weakness
Willow lacks the core platform technology upon which to deliver their managed services, a key area which Cityzenith’s Smart World Pro is preferred. Willow’s focus is in providing managed services on a contract-basis rather than selling customer-self enabling platform software, and is more akin to a traditional professional services firm in makeup rather than a platform software company. This model while effective in securing early wins, does not scale well.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Supply Chain

The Company is not reliant upon a single supply chain source.

International Distribution

Currently, the Company has entered into agreements with a number of independent sales agents regarding international distribution in the United Kingdom, South Africa, Saudi Arabia and other countries and regions.

DESCRIPTION OF PROPERTY

The Company operates out of a leased, 1,675 sq. ft. office space in Chicago, Illinois and 75 sq. ft. in London. The Chicago space is leased through July 31, 2020 at a rate of $2,181 per month and the London space is leased through June 30, 2020 at a rate of £200 per month.

We own no significant plant or equipment in the US aside from staff computers and software.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company was incorporated on April 23, 2009 under the laws of the State of Delaware, and is headquartered in Chicago, IL. The Company provides Digital Twin software to map and visualize data produced by modern cities, offering intuitive real-time 3D simulations that are easy-to-use. Our products include a Smart World ProTM Platform and other products in development.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the costs of developing additional products, technology, and/or intellectual property to successfully reach our goals and to remain competitive;

●	personnel and marketing costs in any region in which we seek to introduce and market our products;

●	the costs of sales, marketing, and customer acquisition;

●	fees paid by customers; and

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate.

Going Concern Assessment

Our financial statements are prepared using U.S. generally accepted accounting principles, or U.S. GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  Since inception, the Company has relied on raising capital through the sale of stock and convertible notes to private investors to fund its operations, as well as, early on, advances from founders and short-term loans.  As of December 31, 2019, the Company had negative capital and will likely incur additional losses prior to generating positive working capital.  These matters raise substantial concern about the Company’s ability to continue as a going concern.  However, the Company’s management has demonstrated consistent success in meeting the Company’s capital needs during its development phase year after year, and believes its considerable experience mitigates this concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering and funds from revenue producing activities, if and when such can be realized.  If the Company cannot at least $5 million from the current Offering, the Company will require additional short-term capital.  If such capital cannot be obtained, it may cease operations.

Results of Operations

Comparison of Year Ended December 31, 2019 and 2018

The following table sets forth key components of our results of operations during the twelve months ended December 31, 2019 and 2018, both in dollars and as a percentage of our revenues.

	Year Ended December 31, 2019	Year Ended December 31, 2018
	Amount	Amount
Revenues	$152,018	$182,632
Operating expenses
Research and Development	0	129,239
General and Administrative	1,290,302	1,786,248
Sales and Marketing	19,657	53,441
Depreciation Expense	134,124	401,062
Total operating expenses	1,444,083	2,369,989
Operating income (loss)	(1,292,065)	(2,187,357)
Net loss	$(1,292,065)	$(2,187,357)

Revenues. We generate revenues from sales of Smart World ProTM platform and other products. Our total revenues were $152,018 for the twelve months ended December 31, 2019 as compared to $182,632 for the twelve months ended December 31, 2018, a decrease of $30,614 or 17%.

General and administrative expenses. Our general and administrative expenses include office leases, overhead, executive compensation, legal, regulatory, government relations, and similar expenses. Our general and administrative expenses decreased by $495,946, or 28%, to $1,290,302 for the twelve months ended December 31, 2019 from $1,786,248 for the twelve months ended December 31, 2018. Such decrease was primarily due to a decrease in expenditures for compensation and overhead compared to the prior year period.

Sales and marketing expenses. Our sales and marketing expenses include sales, marketing and similar expenses. Our sales and marketing expenses decreased by $33,784, or 63%, to $19,657 for the twelve months ended December 31, 2019 from $53,441 for the twelve months ended December 31, 2018. Such decrease was primarily due to a decrease in sales and marketing related costs compared to the prior year period.

Research and development expenses. Our research and development expenses include principally programming and software development. Our research and development expenses decreased by $129,239, or 100%, to $0 for the twelve months ended December 31, 2019 from $129,239 for the twelve months ended December 31, 2018. Such decrease was primarily due to a decrease in Research and development activities compared to the prior year period.

Net loss. As a result of the cumulative effect of the factors described above, our net loss decreased by $895,292, or 41%, to $1,292,065 for the twelve months ended December 31, 2019 from $2,187,357 for the twelve months ended December 31, 2018.

Comparison of Nine-Month Period Ended September 30, 2020 and 2019

The following table sets forth key components of our results of operations during the nine months ended September 30, 2020 and 2019, both in dollars and as a percentage of our revenues.

	Nine Month Ended September 30, 2020	Nine Month Ended September 30, 2019
	Amount	Amount
Revenues	$5,000	$109,018
Operating expenses
Research and Development	0
General and Administrative	999,090	896,693
Sales and Marketing	32,075	1,991
Depreciation Expense	120,156	91,754
Total operating expenses	1,151,321	990,438
Operating income (loss)	(1,146,321)	(881,420)
Net loss	$(1,146,321)	$(881,420)

Revenues. We generate revenues from sales of Smart World ProTM platform and other products. Our total revenues were $5,000 for the nine months ended September 30, 2020 as compared to $109,018 for the nine months ended September 30, 2019, a decrease of $104,108 or 95.4%.

General and administrative expenses. Our general and administrative expenses include office leases, overhead, executive compensation, legal, regulatory, government relations, and similar expenses. Our general and administrative expenses increased by $102,397, or 10.25%, to $999,090 for the nine months ended September 30, 2020 from $896,693 for the nine months ended September 30, 2019. Such decrease was primarily due to a decrease in expenditures for compensation and overhead compared to the prior year period.

Sales and marketing expenses. Our sales and marketing expenses include sales, marketing and similar expenses. Our sales and marketing expenses increased by $30,084, or 93%, to $32,075 for the nine months ended September 30, 2020 from $1,991 for the nine months ended September 30, 2019. Such increase was primarily due to an increase in sales and marketing related costs compared to the prior period.

Net loss. As a result of the cumulative effect of the factors described above, our net loss increased by $264,901, or 23%, to $1,146,321 for the nine months ended September 30, 2020 from $881,420 for the nine months ended September 30, 2019.

Liquidity and Capital Resources

Historically, our sources of cash have included private placements of equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs; the acquisition of clinical data, patient samples (blood, tissue), intellectual property; and expenditures related to equipment and improvements used for our laboratory facility. We intend to fund our operations through increased revenue from operations and the remaining capital raised through our recent offering.

Summary of Cash Flows for the Years Ended 2019 and 2018

As of December 31, 2019, we had approximately $483,321 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2018
Net cash used in operating activities	$(1,190,048)	$(1,848,798)
Net cash used in investing activities	(214,500)	(6,000)
Net cash provided by financing activities	1,743,501	1,973,184
Net increase (decrease) in cash and cash equivalents	338,953	(118,385)

Cash and cash equivalents at beginning of period	144,368	25,983
Cash and cash equivalent at end of period	$483,321	$144,368

Net cash used in operating activities was $1,190,048 for the twelve months ended December 31, 2019, as compared to $1,848,798 for the twelve months ended December 31, 2018. The principal use of cash in operating activities was to fund our net loss. Cash flows from operations can vary significantly due to various factors, including changes in our operations, accounts receivable, prepaid expenses, accounts payable and accrued expenses.

Net cash used in investing activities was $214,500 for the twelve months ended December 31, 2019 as compared to $6,000 for the twelve months ended December 31, 2018 mainly due to an increase in capital expenditures.

Net cash provided by financing activities for the year ended December 31, 2019 was $1,743,501, as compared to $1,973,184 for the year ended December 31, 2018.

Summary of Cash Flows for the Nine Month Periods Ended September 30, 2020 and 2019

As of September 30, 2020, we had approximately $29,625 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	9 Month Period Ended September 30,
	2020	2019
Net cash used in operating activities	$(1,104,917)	$(725,820)
Net cash used in investing activities	(423,115)	(167,404)
Net cash provided by financing activities	1,074,336	910,315
Net increase (decrease) in cash and cash equivalents	(453,696)	17,091
Cash and cash equivalents at beginning of period	483,321	144,368
Cash and cash equivalent at end of period	$29,625	$161,459

Net cash used in operating activities was $1,104,917 for the nine months ended September 30, 2020, as compared to $725,820 for the nine months ended September 30, 2019. The principal use of cash in operating activities was to fund our net loss. Cash flows from operations can vary significantly due to various factors, including changes in our operations, accounts receivable, prepaid expenses, accounts payable and accrued expenses.

Net cash used in investing activities was $423,115 for the nine months ended September 30, 2020 as compared to $167,404 for the nine months ended September 30, 2019 mainly due to an increase in capital expenditures.

Net cash provided by financing activities for the nine months ended September 30, 2020 was $1,074,336, as compared to $910,315 for the nine months ended September 30, 2019.

Issuances of Equity, Convertible Notes, Warrants and SAFEs

Convertible Notes

On December August 1, 2017, the Company entered into a convertible promissory note in favor of Dreamit UrbanTech Accelerator in which the Company received $50,000 through the issuance of the convertible promissory note. The form of this convertible note is included as Exhibit 3.2.  The Note is convertible into shares of equity capital upon a qualified financing, which would have a dilutive effect upon the shareholders of the Company. This note has no maturity date.

The Company has entered into a number of convertible promissory notes, some of which were with affiliates of the Company’s officers and directors.  Except for the note described in the subsequent paragraph, all of the notes accrue interest at a rate of 0.56% per annum and are convertible at the election of the holder into shares of the Company’s common stock at a rate of $1.1698 per share.  These notes had an unpaid principal balance of $275,000 as of December 31, 2019. Each of these notes had a three-year term, which were originally extended for an additional three (3) years for all of such notes and automatically for additional one (1) year terms thereafter.  A copy of the form of these notes is attached as Exhibit 3.3 and a copy of the form Note Extension is attached as Exhibit 3.8.

In addition to the notes described above, the Company issued an additional note to an affiliate of the Company in the amount of $2,029,000 in May 2019.  This note grants the holder the right to elect to convert the unpaid balance of the note in connection with a qualified financing (the sale of equity in the minimum amount of $1,000,000) at the conversion price of $1.00 per share.  This note had a maturity date of December 31, 2020. The form of the convertible note is included as Exhibit 3.4.  See “Interest of Management and Others in Certain Transactions”.

Warrants

The Company has also issued warrants for its common stock as set forth on the table below.  The warrants represent a total of 4,172,906 shares for a purchase price of $5,625,162. The warrants have exercise prices between $1 per share to $1.6181 per share. A form of each of the warrants is included with this Offering Circular as Exhibits 3.5 and 3.6.

SAFES

We completed an equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder.  On January 13, 2020, we completed an initial closing in which we raised $1,069,992 in gross proceeds through the sale of CrowdSafe Instruments (“CrowdSafe”). The CrowdSafe Instruments provide that upon a subsequent equity financing of $1,000,000 or more, the Company may, in its discretion, (1) continue the term of the CrowdSafe without converting the purchase amount to capital stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the capital stock (whether Preferred Stock or another classes issued by the Company) sold in the equity financing.  This would require the authorization and designation of the CF Shadow Series class.  The number of shares of the CF Shadow Series issued to the CrowdSafe holders would equal the quotient obtained by dividing (x) the amount of CrowdSafe by (y) the conversion price which is the price paid for the equity issued in the equity financing discounted by 20%, subject to a valuation cap of $12,000,000 or $20,000,000 (depending upon when such securities were purchased).

A form of the CrowdSafe is included as Exhibit 3.7 of this Offering Circular.

Sales of Common Stock

In addition, the Company recently conducted an offering of its Common Stock in an offering conducted under Regulation 506(c) of Regulation D, in which the Company has received commitments to purchase 41,000 shares of its Common Stock at a price of $1.00 per share.  The closing of such purchases has not been completed at the time of this offering circular.

In addition, the Company has made the following issuances of securities within the last three years:

Convertible Security	$50,000	1 Unit	General Working	8/1/2017	Section (4)(a)(2)
Series AA Common	$2,133,252	1,317,970 shares and warrants	General Working Capital	2016-2017	Regulation S
Common Stock Rights Offering	$128,872	159,288 shares and warrants	General Working Capital	June-July 2018	Regulation S
Convertible Promissory Note	$25,000	1 Unit	General Working	9/23/19	Section (4)(a)(2)
Common Shares	$1,843,222	1,843,224 shares and warrants	General Working Capital	August 2018- March 2020	4(a)(2) and Regulation S

Plan of Operations and Milestones

We believe that if we receive $5,000,000 in proceeds from this offering will satisfy our cash requirements to implement our plan of operations through December 31, 2020.  The Company plans to continue using cash from debt and equity financings, including this Offering, to facilitate its growth.  It is not entirely dependent upon the proceeds of this Offering to continue operations but anticipates that a successful Offering will reduce the Company’s need to raise future debt capital to continue its expansion into new product lines.

 Capital Expenditures

During the fiscal years ended December 31, 2018 and 2019, and during the nine months ended September 30, 2020 and 2019, the Company has not made any capital expenditures to other purchases of fixed assets, land, buildings or equipment.

Contractual Obligations

We have contractual obligations which are recorded as liabilities in our Consolidated financial statements, including long- and short-term debt.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Inventories. Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. Inventories consisted entirely of finished goods as of December 31, 2019 and December 31, 2018.

Intangible Assets – Patents. We capitalize patent filing fees, and we expense legal fees, in connection with internally developed pending patents. We also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. We evaluate the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets. The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the twelve months ended December 31, 2019 and 2018. There can be no assurance, however, that market conditions will not change or demand for our products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs. We comply with the requirements of Financial Accounting Standards Board, or FASB, ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock. ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by us. Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by us.

Research and Development. We incur research and development costs during the process of researching and developing our technologies. Our research and development costs consist primarily of services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation. We account for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-

Scholes option valuation model. We measure compensation expense for our non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured based on the value of our Common Stock, along with other variables as applicable, on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the update requires only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit’s carrying amount over its fair value. A qualitative assessment may still be completed first for an entity to determine if a quantitative impairment test is necessary. The update is effective for fiscal year 2021 and is to be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of this guidance on our financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease’s guidance. The ASU is effective for annual periods beginning January 1, 2019 for public companies and January 1, 2021 for non-public companies, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. We are currently evaluating the impact of the adoption of this guidance on our financial condition, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning January 1, 2020 for public companies and January 1, 2023 for non-public companies. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our financial statements.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based upon our financial statements included elsewhere in this offering circular. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective, or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our financial statements. We believe that the critical accounting policies are the most difficult management decisions, as they involve the use of significant estimates and assumptions as described above. For a complete summary of our significant accounting policies, see the notes to the financial statements included elsewhere in this offering circular.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Board Role & Term of Office
Michael Jansen	CEO, Chairman & Director	50	Director, since April 2009
Joe Dignan	Director	45	Director, since 2019.
Yousuf Siddiqui	Director	45	Director, since September 2019.
Jonathan Feutz	Chief Technology Officer	43	Since 2017.
Daniel Mosquera	Lead Frontend Unity Developer	37	Since 2017.
Jason Thomas	Business Development Manager	37	Since 2020.

Michael Jansen, age 50, CEO, Chairman, and Director

In 2004, Mr. Jansen founded a major BIM services company in India backed by Sequoia Capital which grew to over 500 employees in just 4 years. In 2010, Mr. Jansen assumed the helm at Cityzenith as CEO.  Mr. Jansen studied architecture at Yale and Cambridge, earned a Fulbright Scholarship, and worked as an architect in India and China for several years leading the Asia practices of two major US-based international architecture firms.

Mr. Jansen has been featured on CNN, CNBC, and in several major business, government, and AEC publications worldwide. He has also received several awards for his work, including Building Design and Construction’s “40 Under 40” award. In 2014, Mr. Jansen was honored as a World Cities Summit Young Leader in Singapore for his life-long contribution to improving sustainability and the quality of life in cities.

Joseph Dignan, age 62, Director

Mr. Dignan is a Director of the Company.  Since 2014 he has served as the founder of Kintechi.  Mr. Dignan received his Masters of Business Administration from The University of Edinburgh.

Yousuf Siddiqui, age 45, Director

Dr. Yousuf Siddiqui, BSc, MBBS, MRCGP, DRCOG, DCH, graduated with degrees in medicine and surgery and an intercalated Bachelor of science from the University College London. He went on to become a General Practitioner having attained Membership of the Royal College of General Practitioners after rigorous postgraduate study. He subsequently graduated from the Royal Military Academy. He has served much of his career in military and humanitarian arenas, including being a uniformed doctor for the British army and having many secondments to various military medical establishments throughout the United Kingdom and North America. Having worked with numerous EHR (electronic health record) platforms in the UK for more than a decade, he has become actively involved with Grace Century’s EHR project, the Quantum Group. His interest lies deep in the advancements now occurring in regenerative medicine and in the life sciences industries. He is also passionate about renewable energy and smart cities and ecosystems that help to make sense of and utilise disparate data and eliminate waste.

Jonathan Feutz, age 43, Chief Technology Officer

Mr. Feutz is a systems engineer and backend developer for the past 20 years, specializing in data collection and the AP design.  Beginning in 2016 until the time Mr. Feutz joined the Company, he was a Solutions Lead Architect at USG Innovation, prior to that Mr. Feutz was an automation engineer at US Bank from 200k to April 2016.

Jason Thomas, age 37, Business Development Manager

Mr. Thomas serves as the Company’s Business Development Manager.  Prior to joining the Company, Mr. Thomas was the Director of Sales for Red Stairs Ltd. from February 2018 to 2019. Prior to that time,  Mr. Thomas was a Sales Consultant- Major Accounts EMEA for Autodesk (London) from May 2015 to February 2018.

Daniel Mosquera, age 37, Lead Frontend Unity Developer

From August 2017 to the present Mr. Mosquera has been the Lead Front End Developer for the Company. Prior to joining the Company, Mr. Mosquera was a game engineer for InContext Solutions from November 2014 to August 2017.  Mr. Mosquera has a bachelors degree in electronic engineering from the Universidad Pontificia Bolivariana.

Composition of our Board of Directors

Our board of directors will consist of three directors, two of whom will be “independent directors.” In accordance with our Bylaws, each member of our board of directors will serve until his successor is elected and qualified.  Our bylaws give our board of directors’ sole authority to appoint members to fill vacancies created either through an increase in the number of directors or the resignation, removal or death of any director.

When considering whether directors and nominees have the experience, qualifications, attributes, and skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as set forth in each director’s biography above. We believe that our directors provide an appropriate mix of experience and skills relevant to the nature of our business.

Communications with the Board

Stockholders or other interested persons may send written communications to the members of our board of directors, addressed to Board of Directors, c/o 2506 North Clark St. #235, Chicago, IL 60614. All communications received in this manner will be delivered to one or more members of our board of directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal years ending December 31, 2019 and December 31, 2018, compensation for our highest-paid executive officers as follows:

Fiscal Year Ended December 31, 2019

Name	Capacities in which compensation was received	Bonus	Cash compensation	Other composition – stock options, etc.	Total compensation
Michael Jansen	CEO	(1)	$300,000	$200,000	$500,000
Jon Feutz	CTO	N/A	$150,000	$30,000	$180,000
Daniel Mosqera	Lead Frontend Engineer	N/A	$120,000	$21,000	$141,000
Jason Thomas	Business Development Manager	Sales commission = 5-7.5% of gross collected revenue from his sales	$96,651	25,000 (0% vested to date)	$96,651

(1)CEO shall be entitled to an annual bonus as determined by the Board.

Fiscal Year Ended December 31, 2018

Name	Capacities in which compensation was received	Bonus	Cash compensation	Other composition – stock options, etc.	Total compensation
Michael Jansen	CEO	(1)	$300,000	N/A	$300,000
Jon Feutz	CTO	N/A	$150,000	$10,000	$160,000
Daniel Mosqera	Lead Frontend Engineer	N/A	$120,000	$7,000	$127,000

(1)CEO shall be entitled to an annual bonus as determined by the Board.

We do not compensate our directors for their role as directors or for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of the performance of their duties.

Employment Agreements

We currently have written employment agreements with all executive officers. Their compensation will be as determined by the Board of Directors based upon such factors as it is deemed appropriate.

Equity Incentive Plan

The Company has not adopted an equity incentive plan, but has granted stock options which do not qualify as incentive stock options (“non-qualified stock options”).  The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Board of Directors. The exercise price for stock options will be determined by the Board of Directors in its discretion, but non-qualified stock options and incentive stock options may not be less than 100% of the fair market value of one share of our common stock on the date when the stock option is granted. Stock options must be exercised within a period fixed by the Board of Directors that may not exceed ten years from the date of grant. At Board’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of our common stock held by the participant or in any other form of consideration acceptable to the Plan administrator (including one or more forms of  “cashless” or “net” exercise).

Grants of Plan-Based Awards in 2018 and 2019

The following table provides information concerning stock options awards granted in 2018, to our executive officers:

	2019		2018
Name	Shares Granted	Grant Date Fair Value	Shares Granted	Grant Date Fair Value
Michael Jansen	200,000	$200,000
Jon Feutz	100,000	$100,000	100,000	$100,000
Daniel Mosquera	70,000	$70,000	70,000	$70,000
Jason Thomas	25,000	$25,000
Total	395,000	$395,000	170,000	$170,000

Key Man Insurance

We do not maintain key man life insurance policies on any of our officers or directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

As of the date of this Offering Circular, the following table sets forth information regarding beneficial ownership of our capital stock by:

•each person, or group of affiliated persons, known by us to beneficially own 5% or more of our common stock;

•each of our named executive officers;

•all of our current executive officers and directors as a group.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is c/o Cityzenith, 2506 North Clark Street #235, Chicago, IL 60614, USA

	Shares Beneficially Owned(1)
	Common Stock(2)		Series A Preferred Stock		% Total Voting Power(3)
Name of Beneficial Owner	Shares	%	Shares	%
Named Executive Officers and Directors
Michael Jansen	7,518,550	31.47%	-	-	33.91%
Yousuf Siddiqui	2,314,552	9.69%		-	10.44%
Motasim Hajaj	4,775,811	19.99%			21.54%
Joe Dignan	105,000	0.44%			0.47%
Daniel Mosquera	70,000	0.29%			0.32%
Directors and Executive Officers as a Group (4 Persons)	10,008,102	41.89%			41.89

(1)Includes shares of Common Stock, options to purchase common stock and warrants to receive common stock.

(2)Applicable percentage ownership is based on a fully diluted basis of 23,893,721 shares, which includes 14,191,546 shares of Common Stock, 4,172,906 Warrants, 4,387,877 Options, 50,000 Dreamit Warrants and 1,091,392 shares issuable pursuant to CrowdSafe instruments outstanding as of December 31, 2019. Does not give effect to the conversion of shares of Series A Preferred Stock to Common Stock or the conversion of convertible debt securities into Common Stock. None of the named executive officers and directors beneficially own any shares of Series A Preferred Stock or convertible debt securities. In addition, no holder of convertible debt would become a beneficial owner of 5% or more of the Company’s Common Stock should any such holder convert all convertible debt held by such holder within 60 days of the date of this Offering Circular.

(3)Percentage total voting power represents voting power with respect to all shares of our Common Stock and Series A Preferred Stock, as a single class. Each holder of Series A Preferred Stock shall be entitled to a number of shares of Common Stock into which the Series A Preferred Stock are convertible. The Common Stock and Series A Preferred Stock shall vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Series A Preferred Stock are convertible at any time by the holder into shares of Common Stock at a conversion price of $1.6181.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Related-Party Transactions

The Company issued an additional note in the amount of $2,029,000 to the MIA Family Trust, which is controlled by Carl Jansen, the father of Michael Jansen, an affiliate of the Company in the amount of $2,029,000 in May 2019.  This note grants the holder the right to elect to convert the unpaid balance of the note in connection with a qualified financing (the sale of equity in the minimum amount of $1,000,000) at the conversion price of $1.00 per share.  This note has a maturity date of December 31, 2020.

Except as set forth above, the Company has not conducted any transactions with related persons.

Indemnification Agreements

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted, subject to certain exceptions contained therein. In addition, our Certificate of Incorporation, as amended, provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related-Person Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Before the closing of this Offering, our board of directors will adopt a written policy on transactions with related persons in conformity with the requirements for issuers having publicly held common stock listed on an exchange.

Under the policy:

•any related-person transaction, and any material amendment or modification of a related-person transaction, will be required to be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested, or by the disinterested members of the board of directors; and

•any employment relationship or transaction involving an executive officer and any related compensation will be required to be recommended by the Compensation Committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related-person transaction:

•the management must disclose to the audit committee or another independent body of the board of directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related-person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related-person transaction;

•the management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction complies with the terms of our agreements governing any material outstanding indebtedness that limit or restrict our ability to enter into a related-person transaction;

•the management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act and related rules, and, to the extent required to be disclosed, management must ensure that the related-person transaction is disclosed in accordance with such Acts and related rules; and

•management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related-person transaction policy will provide that the audit committee or another independent body of the board of directors, as applicable, must consider whether any approval or ratification of a related-person transaction involving a non-employee director or director nominee would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, OTC Markets, and the Internal Revenue Code.

SECURITIES BEING OFFERED

General

The Company is offering Common Stock to investors in this Offering, depending upon the amount of the investment the investor desires to make.

The following description summarizes important terms of our Common Stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Form 1-A Offering Statement.  Please review these documents for a complete description of our capital stock, as well as applicable provisions of the Delaware General Corporation Law.

The Company will sell up to 17,391,304 shares of Common Stock in this Offering for $1.15 per share; provided, however, the Company may elect to sell less in its sole discretion.

Dividend Rights

The payment of dividends, if any, in the future is at the discretion of the Board of Directors and will depend on, among other things, earnings, capital requirements, and financial condition, as well as other relevant factors.  The Company has not paid dividends and does not anticipate paying dividends in the near future as it intends to follow the policy of using retaining earnings, if any, to finance the development and expansion of the business.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share of record on all matters to be voted on by our stockholders. The holders of Common Stock and Convertible Preferred Stock, voting together as a single class, are entitled to elect the total number of the Corporation’s Board of Directors.

Distributions

Each holder of our Common Stock is entitled to a pro rata share of cash distributions made to our stockholders, including dividend payments. The holders of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefore. Cash dividends will be paid at the sole discretion of our board of directors.

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders.

Rights and Preferences

Holders of the Company’s Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company’s Common Stock.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Rialto Markets LLC (“Rialto”) has agreed to act as placement agent to assist in connection with this offering.  Prior to October 12, 2020, the Company had engaged StartEngine Primary, LLC (“StartEngine”).  StartEngine sold 471,206 shares through its platform and received $34,167.36 in sales commissions and $3,124.64 in Investor Fees.   The placement agents are not purchasing or selling any securities offered by this offering circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but have agreed to use their respective best efforts to arrange for the sale of all of the securities offered hereby. In addition, the placement agents may engage other brokers to sell the securities on their behalf. We may also sell securities directly to participants in this offering.

Discounts, Commissions and Expenses

Rialto will receive compensation for sales of the shares offered and sold through its platform (“Rialto Platform”) at a rate of 6.0% of the gross proceeds from the sale of Shares resulting from the direct selling efforts of Rialto or 1.0% of the gross proceeds for sales not resulting from the selling efforts of Rialto.  Previously, StartEngine received $34,167.36 in commissions as a result of the sale of 471,206 shares offered on its platform (“StartEngine Platform”) and Investor Fees in the amount of $3,124.64.

The following table shows the total discounts and commissions paid to StartEngine for the Shares which were sold through the StartEngine Platform:

	Per Share	Total
Public offering price	$1.15*	$535,854.09______
Investor Fee (3.5%) payable by investor	$0.04025	$3,124.64
StartEngine commissions (3.5%)	$0.04025	$34,167.36
Proceeds, before expenses, to us	$1.0975	$498,562.09

* Each investor which purchased through the StartEngine Platform paid StartEngine an Investor Fee in the amount of 3.5% ($0.04025/share) in addition to the per share purchase price.

The following table sets forth the amounts payable to Rialto by investors who purchase shares through the Rialto Platform presuming the purchase of the remaining 16,920,098 shares (not including up to 2,600,798 remaining Bonus Shares and 1,304,348 Incentive Shares) offered hereby.  Investors purchasing through the Rialto Platform resulting from direct selling efforts of Rialto will pay Rialto a commission of 6.0% of the gross proceeds as set forth below.

	Per Share	Total
Public offering price	$1.15	$19,458,113______*
Rialto commissions (6.0%)	$0.0690	$1,167,487
Proceeds, before expenses, to us	$1.081	$18,256,459

Investors who do not purchase as a result of the selling efforts of Rialto will pay Rialto a commission of 1.0%:

	Per Share	Total
Public offering price	$1.15	$19,458,112.70______*
Rialto commissions (1.0%)	$0.0115	$194,581.13
Proceeds, before expenses, to us	$1.1385	$19,263,531.57

In addition to commissions, we agreed to pay StartEngine a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine. Any unused portion of this fee not actually incurred by StartEngine was to be returned to us, however, no funds were actually returned.

In addition to the foregoing, we are responsible for all offering fees and expenses, including the following: (i) all filing fees and communication expenses relating to the offering with the SEC and the filing of the offering materials with the Financial Industry Regulatory Authority, or FINRA; (ii) all fees and expenses relating to the listing on such stock exchange as we and the placement agents together determine; (iii) all fees, expenses and disbursements relating to the registration or qualification of our securities under the “blue sky” securities laws of such states and other jurisdictions as the placement agents may reasonably designate; (iv) the costs of all mailing and printing of the offering documents; (v) fees and expenses of the transfer agent for the securities; and (vi) the fees and expenses of our accountants, legal counsel and other agents and representatives.

Assuming that the full amount of the offering is raised, we estimate that the fees and expenses of the offering payable by us, excluding the placement agents’ commissions, will be approximately $100,000.

We are not under any contractual obligation to engage the placement agents to provide any services to us after this offering, and have no present intent to do so. However, the placement agents may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If the placement agents provide services to us after this offering, we may pay the placement agents fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

Discounted Price for Certain Investors and Additional Shares

Bonus Program

Certain investors are eligible to receive additional shares of common stock (“Bonus Shares”) equal to 5%, 10% 12.5% or 15% of the purchased shares, depending upon the amount invested by such investors.  Investors entitled to the highest bracket of perks will pay an effective price of approximately $1.00 per share, a discount of 13%.  The issuance of these Bonus Shares will have a maximum potential dilutive effect of 12.24%.

The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company receives.

Incentive Program

In addition to the Bonus Shares issued under the Bonus Program, investors up to 1,304,348 Shares (“Incentive Shares”), which will be issued to those investors which purchase the first $1,500,000 Shares through the Rialto Platform and any investor who purchased more than $5,000 in Shares in this Offering through the StartEngine Platform or otherwise prior to the commencement of the offering through the Rialto Platform.  The Incentive Shares will be issued on a one for one basis, such that each participating investor will receive one Incentive Share for each Share purchased.  The issuance of the Incentive Shares will have a maximum potential dilutive effect of 3.67%, and together with the Bonus Shares, a cumulative maximum potential dilutive effect of 15.91%.

The Bonus Shares and Incentive Shares may be offered concurrently and cumulatively.

Warrants

As additional compensation to StartEngine, we agreed to issue StartEngine at each closing a warrant to purchase a number of shares of Common Stock equal to 5% of the total of the total number of shares sold in such closing; provided that no such warrants will be issued for the shares sold to the excluded institutional investors noted above. Based upon the 471,206 shares sold by StartEngine, the Company will issue warrants to purchase approximately 23,560 shares.   The StartEngine warrants have a five-year term, are exercisable at a price equal to $1.15, which is 100% of the of the public offering price, and contain a standard cashless exercise provision. The StartEngine warrants are being qualified under the offering statement of which this offering circular is a part.

The StartEngine warrants and the shares of our Common Stock underlying the StartEngine warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. StartEngine, or permitted assignees under such rule, may not exercise, sell, transfer, assign, pledge, or hypothecate the StartEngine warrants or the shares of our Common Stock underlying the StartEngine warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the StartEngine warrants or the underlying shares for a period of 180 days from the applicable closing. In addition, the StartEngine warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven years from the date on which the offering statement is qualified in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the StartEngine warrants other than any underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the StartEngine warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the StartEngine warrant exercise price or underlying shares will not be adjusted for issuances of shares of Common Stock at a price below the StartEngine warrant exercise price.

No warrants will be paid to Rialto as compensation for its services.

Pricing of the Offering

Prior to the offering, there has been no public market for our securities. The initial public offering price was determined by negotiation between us and the placement agents. The principal factors considered in determining the initial public offering price include:

●	the information set forth in this offering circular and otherwise available to the placement agents;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the placement agents and us.

Investment Limitations

As set forth in Title IV of the JOBS Act, there are limits on how many shares an investor may purchase if the offering does not result in a listing on a national securities exchange. The following would apply unless we are able to obtain a listing on a national securities exchange.

Generally, in the case of trading on the over-the-counter markets, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in the offering. The only investor in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an accredited investor:

(i) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares of our Common Stock in the offering;

(iii) You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv) You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares in this offering, with total assets in excess of $5,000,000;

(v) You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii) You are a trust with total assets in excess of $5,000,000, your purchase of shares of our Common Stock in the offering is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares in this offering; or

(viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This offering will start on or after the date that the offering is qualified by the SEC and will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after this offering has been qualified by the SEC or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Procedures for Subscribing

The placement agents intend to use their online platforms to provide technology tools to allow for the sales of securities in this offering. In addition, the placement agents may engage selling agents in connection with the offering to assist with the placement of securities.

In order to invest, you will subscribe to the offering via the online platform hosted by the placement agent and will agree to the terms of the offering, the subscription agreement and any other relevant exhibit attached thereto. When subscribing through the online platform, payment to the escrow account may be made by ACH electronic transfer, wire transfer of immediately available funds, and credit or debit cards. The minimum subscription amount is $500.

Escrow Account. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors who participate in this offering will be required to deposit their subscription funds in an escrow account held at Prime Trust, LLC, which refer to as the escrow agent, and such funds that the escrow agent receives shall remain in escrow until a closing has occurred. Upon closing, funds tendered by investors will be made available to us for our use.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. The escrow agent will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable. Upon a closing, the subscription funds will be removed from the escrow account and transferred to our account and our transfer agent will make record of shares owned and deliver a statement to each investor.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in this offering.

In order to purchase the shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Selling Security Holders

The shares being offered for resale by the selling shareholders consist of 7,000,000 shares of our common stock held by 152 shareholders.  The shares being offered by the selling shareholders hereby are being qualified to permit public secondary trading and the sale of such shares by the placement agents, and the selling shareholders may offer all or part of the shares for resale from time to time. However, the selling shareholders are under no obligation to sell all or any portion of such shares nor are the selling shareholders obligated to sell any shares immediately upon effectiveness of this offering circular.

Rialto has agreed to sell shares offered by the selling shareholders on a basis of 1 selling shareholder share for each 3 shares offered by the Company; provided, however, no shares held by the selling shareholders will be sold until the Company has sold shares in the amount of at least $10,000,000.  After the Company has sold $10,000,000 in shares, Rialto will sell shares on behalf of both the Company and the selling shareholders who desire to sell shares.  If more than one selling shareholder desires to sell shares, such shares shall be offered on a pro-rata basis by Rialto. In addition, the Company may use a portion of the proceeds to repurchase shares from one or more shareholders.

LEGAL MATTERS

The validity of the shares of our Common Stock offered hereby will be passed upon for us by Carman Lehnhof Israelsen, LLP, Salt Lake City, UT.

EXPERTS

The financial statements of the Company for the years ended December 31, 2019 and 2019 appearing in this Offering circular have been audited by IndigoSpire, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Regulation A offering statement on Form 1-A under the Securities Act with respect to the shares of Common Stock offered hereby. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the offering statement and the exhibits and schedules filed thereto. Statements contained in this offering circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about offerors, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

CITYZENITH HOLDINGS INC.

Financial Statements

For the Years Ended December 31, 2019 and 2018 (audited)

and For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

INDEPENDENT AUDITOR’S REPORT

October 27, 2020

To: Board of Directors, CityZenith Holdings, Inc.

Re: YE 2019-2018 Financial Statement Audit

We have audited the accompanying financial statements of CityZenith Holdings, Inc. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the financial statements.    We have also included an unaudited balance sheet and unaudited income statement for the nine-month period ended September 30, 2020 and comparable information for the nine-month period ended September 30, 2019.  The financial statements were prepared by the Company and reviewed by the Company’s accountants but have not been audited and are not accompanied with any notes to such financial information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, shareholders’ equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1 and 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC

Aurora, Colorado

CITYZENITH HOLDINGS INC.
BALANCE SHEET
As of December 31, 2019 and 2018 (audited) and the Nine Months Ended September 30, 2020 (unaudited)
ASSETS	2019	2018	September 30, 2020 (unaudited)	September 30, 2019 (unaudited)
Current Assets:
Cash and cash equivalents	$ 483,321	$ 144,368	$ 29,625	$ 161,459
Accounts receivable	0	71,567	-	-
Other current assets	70,191	10,712	174,708	16,588
Total Current Assets	553,512	226,647	204,333	178,047

Fixed assets, net of accumulated depreciation	226,150	145,774	529,109	221,424

Other assets	2,432	2,432	2,432	2,432

TOTAL ASSETS	$ 782,094	$ 374,853	$735,874	$401,903

LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities:
Current Liabilities:
Accrued expenses	$ 28,120	$ 45,051	$ 42,839	$ 23,704
Accounts payable	38,325	33,080	39,668	38,325
Accrued payroll	-	11,667	-	-
Accrued interest	39,502	60,344	49,205	36,268
Convertible notes	2,304,000	2,254,000	2,304,000	2,304,000
Notes payable/CrowdSafe	1,091,392	0	1,164,992	308,206
Total Current Liabilities	3,501,339	2,404,142	3,600,704	2,710,503

Long-term Liabilities:
Notes Payable/SBA	0	0	149,795	-
Total Long-Term Liabilities			149,795	-

TOTAL LIABILITIES	3,501,339	2,404,142	3,750,499	2,710,503

Stockholders’ Equity:
Common Stock, 30,000,000 shares authorized, and 10,944,371,10,392,262, 14,670,650 and 13,811,188 shares issued, as of December 31, 2019, December 31 2018, September 30, 2020 and September 20, 2019 respectively. Preferred Stock, 5,000,000 shares authorized, and 618,008 shares issued as of September 30, 2020	10,944,371	10,392,262	11,795,312	10,944,371
Preferred Stock	575,000	525,000	575,000	575,000
Retained earnings	(14,238,616)	(12,946,551)	(15,384,937)	(13,827,971)
Total Stockholders’ Equity	(2,719,245)	(2,029,289)	(3,,014,625)	(2,308,600)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 782,094	$ 374,853	$ 735,874	$ 401,903

CITYZENITH HOLDINGS INC.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2019 and 2018 (audited)

and For the Nine Months Ended September 30, 2020 (unaudited)

See Accountant’s Audit Report and Accompanying Notes to the Financial Statements

	2019	2018	Nine months ended September 30, 2020 (unaudited)	Nine months ended September 30, 2020 (unaudited)
Revenues	$ 152,018	$ 182,632	$ 5,000	$ 109,018

Operating Expenses:
General and administrative	1,290,302	1,915,487	999,090	896,693
Sales and marketing	19,657	53,441	32,075	1,991
Depreciation Expense	134,124	401,062	120,156	91,754
Total Operating Expenses	1,444,083	2,369,989	1,151,321	990,438

Operating income (loss)	(1,292,065)	(2,187,357)	(1,146,321)	(881,420)

Net loss	$ (1,292,065)	$ (2,187,357)	(1,146,321)	(881,420)

Earnings/(Loss) per share, basic	$ (0.12)	$ (0.21)	$ (0.08)	$ (0.06)
Earnings/(Loss) per share, diluted	$ (0.12)	$ (0.21)	$ (0.08)	$ (0.06)

CITYZENITH HOLDINGS INC.
STATEMENT OF STOCKHOLDERS’ EQUITY/DEFICIT
For the Years Ended December 31, 2019 and 2018
See Accountant’s Audit Report and Accompanying Notes to the Financial Statements

	Common Stock ($)	Preferred Stock ($)	Retained Earnings	Total Stockholders’ Equity

Balance as of January 1, 2018	8,854,078	525,000	(10,749,194)	(1,370,116)
Issuance of common stock	1,538,184			1,538,184
Net Income (Loss)			(2,187,357)	(2,187,357)
Balance as of December 31, 2018	$ 10,392,262	$ 525,000	$ (12,946,551)	$ (2,029,289)
Issuance of common stock	552,109			552,109
Issuance of preferred stock		50,000		50,000
Net Income (Loss)			(1,292,065)	(1,292,065)
Balance as of December 31, 2019	$ 10,944,371	$ 575,000	$ (14,238,616)	$ (2,719,245)

CITYZENITH HOLDINGS INC.
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Nine Months Ended September 30, 2020 and 2019 (unaudited)
	Common Stock ($)	Preferred Stock ($)	Retained Earnings	Total Stockholders’ Equity
Balance as of December 31, 2018	$ 10,392,262	$ 525,000	$ (12,946,551)	$ (2,029,289)
Issuance of common stock	552,109			552,109
Issuance of preferred stock		50,000		50,000
Net Income (Loss)			(881,420)	(881,420)
Balance as of September 30, 2019	$ 10,944,371	$ 575,000	$ (13,827,971)	$ (2,308,600)

	Common Stock ($)	Preferred Stock ($)	Retained Earnings	Total Stockholders’ Equity
Balance as of December 31, 2019	$ 10,944,371	$ 575,000	$ (14,238,616)	$ (2,719,245)
Issuance of common stock	850,941			850,941
Net Income (Loss)			(1,146,321)	(1,146,321)
Balance as of September 30, 2020	$ 11,795,312	$ 575,000	$ (15,384,937)	$ (3,014,625)

CITYZENITH HOLDINGS INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2019 and 2018 (audited) And For the Nine Month Periods ended September 3, 2020 and 2019 (unaudited)
	2019	2018	Sept. 30 2020 (unaudited)	Sept.30 2019 (unaudited)
Cash Flows From Operating Activities
Net Loss	$ (1,292,065)	$(2,187,357)	$(1,146,321)	$ (881,420)
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation expense	134,124	401,062	120,156	91,754
Changes in operating assets and liabilities:
Increase (decrease) in other current assets	(59,479)	20,125	(104,517)	(5,876)
Increase (decrease) in accrued payroll	(11,667)	(68,269)	-	(11,667)
(Increase) decrease in accounts receivable	71,567	(78,597)	-	71,567
Increase (decrease) in accounts payable	5,245	12,424	1,343	5.245
Increase (decrease) in accrued expenses	(16,931)	0	14,719	(21,347)
(Decrease) Increase in accrued interest	(20,842)	51,814	9,703	25,924
Net Cash Used In Operating Activities	(1,190,048)	(1,848,798)	(1,104,917)	(725,820)

Cash Flows From Investing Activities
Purchase of property and equipment	(214,500)	(6,000)	(423,115)	(167,404)
Net Cash Used In Investing Activities	(214,500)	(6,000)	(423,115)	(167,404)

Cash Flows From Financing Activities
Issuance of common stock	552,109	1,538,184	850,941	552,109
Loan issuances/(repayments)	1,141,392	(850,000)	73,600	308,206
Proceeds from other notes payable/SBA	-	-	149,794	-
Issuance of preferred stock	50,000	1,285,000	-	50,000
Net Cash Provided By Financing Activities	1,743,501	1,973,184	1,074,336	910,315

Net Change In Cash and Cash Equivalents	338,953	118,385	(453,696)	17,091

Cash and Cash Equivalents at Beginning of Period	144,368	25,983	483,321	144,368
Cash and Cash Equivalents at End of Period	$ 483,321	$ 144,368	29,625	161,459

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$ -	-	-	-
Cash paid for income taxes	$ -	-	-	-

CITYZENITH HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

NOTE 1 - NATURE OF OPERATIONS

Cityzenith Holdings Inc (which may be referred to as the "Company," "we," " us," or "our") was formed April 23, 2009 ("Inception") Cityzenith's Smart World Pro platform provides an end-to-end, "from design-to-demolition" digital twin solutions where features of the platform allow user to conduct natural-language searches through project data, run AI- and machine learning-driven ROI analyses on-the-fly.

Since inception, the Company has relied on advances from founders, short-term loans and raising capital through sale of stock and convertible notes to fund its operations. As of September 30, 2020, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowd funding campaign (see Note 11), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is headquartered in Chicago, Illinois and has an office in London, United Kingdom. The Company began operations in 2009.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of September 30, 2020, and 2019, the Company had no accounts receivables.

CITYZENITH HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. The depreciation expense for the nine months ended December 31, 2020 and 2019 was $120,156 and $91,754, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever  events and circumstances indicate that the carrying value of an asset may not be recoverable  from the estimated  future cash  flows expected  to result  from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of September 30, 2020.

The Company’s property and equipment activity consisted of the following:

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

CITYZENITH HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A fair value hierarchy has been established which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities  that the reporting  entity has the ability to access at the measurement date Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no provision for income tax for the Company for the period from Inception through September 30, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". The updated standard for nonpublic entities was originally effective after December 15, 2018 and the Company has adopted the new standard. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

The updated standard replaces most existing revenue recognition guidance under U.S. GAAP when it became effective. As the Company recognizes revenue as part of a subscription-based software product, the Company records revenue in accordance with ASC 606-10-55.

In accordance with the adoption of this new accounting standard and ASC 606-10-50-4 and -12, the Company realized nearly 100 percent of the revenue from its Smart World Pro subscription product, which is an annual software subscription revenue model.  The customer contracts are generally prepaid, so the Company does not anticipate material impairment to customer contract value.  The Company ratably records revenue over the period in which customers have prepaid as that is when the Company considers the satisfaction of its performance obligations under the customer contract to make the software service available to the customer. The prepaid subscription proceeds are not generally refundable.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

CITYZENITH HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Share

In accordance with ASC 260-10-50, the Company presents basic loss per share numbers by dividing the loss for the periods, $(1,146,321) and $(881,420) for the nine months ended September 30, 2020 and 2019, respectively, over the number of common shares outstanding at the end of the period, 14,670,650 and 13,811,188 as of September 30, 2020 and 2019, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC There have been a number of ASUs to date, including those above, that amend the original text of ASC Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 - INCOME TAX PROVISION

The Company has filed its corporate income tax return for the years ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service  under the statute of limitations for a period of three years from  the date  it  is filed  The Company  incurred  a  loss  during  the  period from Inception through September 30, 2020.

CITYZENITH HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is currently involved in an Illinois Department of Labor wage claim pertaining to the termination of a former employee and a contract dispute with a vendor. The Company maintains that it is likely to prevail should such cases proceed to trial or arbitration. However, the Company may, if advisable, reach a settlement agreement in one or both instances of dispute. The likelihood of settlement is not yet estimable, so no accrual has been recorded by the Company.

NOTE 5 - SHORT-TERM DEBT

Convertible Notes

As of September 30, 2020, and 2019, the Company had a principal balance of $2,304,000 on convertible notes each year. The notes generally mature within twelve months after issuance and accrue interest at various rates of interest depending on the specific note,  Notes which  have reached maturity have been extended  Some of the notes have automatic conversion features at specified levels of successful equity offerings while other notes have optional conversion features upon predetermined events. Many of the notes also contain automatic conversion or redemption benefits after any change in control transactions.

NOTE 6 - NOTES PAYABLE-CROWDSAFE

During 2019, the Company participated in a crowdfunding campaign whereby they issued Simple Agreements for Future Equity instruments (the "CrowdSafe") for just less than $1,070,000 before expenses. The offering closed in January 2020, The CrowdSafe Instruments provide that upon a subsequent equity financing of $1,000,000 or more, the Company may, in its discretion, (1) continue the term of the CrowdSafe without converting the purchase amount to capital stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the capital stock (whether Preferred Stock or another classes issued by the Company) sold in the equity financing. This would require the authorization and designation of the CF Shadow Series class. The number of shares of the CF Shadow Series issued to the CrowdSafe holders would equal the quotient obtained by dividing (x) the amount of CrowdSafe by (y) the conversion price which is the price paid for the equity issued in the equity financing discounted by 20%, subject to a valuation cap of $12,000,000 or $20,000,000 (depending upon when such securities were purchased).

NOTE 7 - NOTES PAYABLE-SBA

In April and May 2020, the Company received Covid-19 Economic relief from the Small Business Administration (SBA).  This relief consisted of a $10,000 EIDL (Economic Injury Disaster Loan) Advance and loan proceeds of $139,795 under the Paycheck Protection Program (PPP).  The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES” Act), provides for loans to qualifying businesses. Contingent upon further SBA guidelines, the loan and accrued interest may be forgiven if the Company qualifies under the criteria of the CARES Act and adherence to future forgiveness guidelines.

CITYZENITH HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

NOTE 8 - STOCKHOLDERS' EQUITY

During the nine months ended September 30, 2020 and 2019, the Company issued common stock in the amounts of $850,941 and $552,109, respectively. During 2019, the Company also issued preferred stock of $50,000. The Series A Preferred Stock are convertible at any time by the holder into shares of Common Stock at a conversion price of $1.6181.

NOTE 9 -RISKS AND UNCERTAINTIES

Limited Operating History

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of September 30, 2020, the Company is operating as a going concern See Note 1 and Note 10 for additional information.

Coronavirus Pandemic

As has been widely reported, the emergence of a novel coronavirus (SARS-CoV-2) and a related respiratory disease (COVID-19) in China resulted in the spread to additional countries throughout the world, including the United States, leading to a global pandemic.

The COVID-19 pandemic has led to severe disruptions and volatility in the global supply chain, market and economies, and those disruptions have since intensified and will likely continue for some time.  Concern about the potential effects of COVID-19 and the effectiveness of measures being put in place by global governmental bodies at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools and retail establishments, among others) to contain or mitigate the spread of COVID-19 have adversely affected economic conditions and markets globally, and have led to significant, sustained and unprecedented volatility in the financial markets.  Measures implemented in the United States to limit the spread of COVID-19, such as quarantines, event cancellations and social distancing, will significantly limit economic activity.  There can be no assurance that such measures or other additional measures implemented from time to time will be successful in limiting the spread of the virus and what effect those measures will have on the economy generally or on the Company.

There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the negative near-term and potentially longer-term impact of the COVID-19 pandemic on employment, real estate development, construction and the global economy more generally.

Many businesses have moved to a remote working environment, temporarily suspended operations, laid-off or furloughed a significant percentage of their workforce or shut down completely.  Other businesses have transitioned or may in the future transition all or a substantial portion of their operations to remote working environments (as a result of state or local requirements or otherwise in response to the COVID-19 pandemic). Although the Company had already implemented a remote work environment, there is no assurance that the continued remote working environment will not have a material adverse impact on the Company or its customers, which may adversely impact the Company and its operations.

CITYZENITH HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

NOTE 10 - GOING CONCERN

The Company began operation in 2009 and incurred a loss for the period from Inception through September 30, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 - SUBSEQUENT EVENTS

Anticipated Regulation A+ Offering

The Company intends to offer securities in an offering exempt from SEC registration under Regulation A+ ("Reg A+ Offering"). The Company intends to issue up to 21,304,348 shares of common stock for approximately $ 1.15 per share. The Company has engaged with Rialto Markets LLC to facilitate the Reg A+ Offering. Rialto Markets LLC and other advisors will be compensated under customary terms for their work in conjunction with a successful securities offering.

StartEngine Regulation A Offering

Subsequent to September 30, 2020, the Company sold common shares exempt from SEC registration under Regulation A (Reg A Offering) in a public offering for approximately $1.15 per share through StartEngine Primary LLC in connection with such sales.

Management's Evaluation

Management has evaluated subsequent events through November 4, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

FORM 1-A

Regulation A Offering Statement

Part III – Exhibits

CITYZENITH HOLDINGS, INC.

2506 North Clark Street

Chicago, IL

312-766-6673

The following Exhibits are filed as part of this Offering Statement

Exhibit 1.1	Posting Agreement between Cityzenith Holdings, Inc. and StartEngine Primary, LLC*
Exhibit 1.2	Regulation A+ Advisory Agreement *
Exhibit 1.3	Revised Regulation A+ Advisory Agreement**
Exhibit 2.1	Third Amended and Restated Certificate of Incorporation of Zenith Holdings, Inc.*
Exhibit 2.2	Bylaws of Cityzenith Holdings, Inc.*
Exhibit 3.1	Form of Placement Agent Warrant (Included in Exhibit 11)*
Exhibit 3.2	Form of Dreamit Convertible Note*
Exhibit 3.3	Form of Convertible Promissory Note*
Exhibit 3.4	Form of Convertible Promissory Note*
Exhibit 3.5	Form Warrant*
Exhibit 3.6	Form Warrant*
Exhibit 3.7	Form CrowdSafe*
Exhibit 3.8	Form Note Extension*
Exhibit 4.1	Form of Subscription Agreement*
Exhibit 10.1	Power of attorney (included on the signature page of this offering statement)
Exhibit 11.1	Consent of Independent Auditor**
Exhibit 10.2	Consent of Carman Lehnhof Israelsen, LLP**
Exhibit 12.1	Legal Opinion of Carman Lehnhof Israelsen, LLP as to the legality of the securities being qualified**

*Previously filed

**Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized on November 6, 2020.

Cityzenith Holdings, Inc.

By	/s/ Michael Jansen
Its: Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Jansen	November 6, 2020
Michael Jansen, Director

/s/ Joe Dignan	November 6, 2020
Joe Dignan, Director

/s/ Yousuf Siddiqui	November 6, 2020
Yousuf Siddiqui, Director